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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                              ___________________
                                  FORM 10-SB

                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934
                                MILLIONAIRE.COM
                                ---------------
                 (Name of Small Business Issuer in Its Charter)

                  Nevada                       23-2970840
                  ------
  (State or Other Jurisdiction         (I.R.S. Employer Identification Number)
of Incorporation or Organization)


           18 Plantation Park Drive, Bluffton, South Carolina  29910
           --------------------------------------------------  -----

             (Address of Principal Executive Offices)  (Zip Code)

                                (843) 757-6600
                                --------------
                          (Issuer's Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of Each Class                    Name of Each Exchange on Which
   to be so Registered                    Each Class is to be Registered
   -------------------                    ------------------------------

         None                                       None

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                                (Title of Class)
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                               TABLE OF CONTENTS
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FORWARD LOOKING STATEMENTS...............................................................................   1
PART I...................................................................................................   1
  Item 1.  Description of Business.......................................................................   1
  Item 2.  Management's Discussion and Analysis or Plan of Operation.....................................  17
  Item 3.  Description of Property.......................................................................  23
  Item 4.  Security Ownership of Certain Beneficial Owners and Management................................  24
  Item 5.  Directors, Executive Officers, Promoters and Control Persons..................................  25
  Item 6.  Executive Compensation........................................................................  27
  Item 7.  Certain Relationships and Related Transactions................................................  32
  Item 8.  Description of Securities.....................................................................  34
PART II..................................................................................................  35
  Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.  35
  Item 2.  Legal Proceedings.............................................................................  36
  Item 3.  Recent Sales of Unregistered Securities.......................................................  37
  Item 4.  Indemnification of Directors and Officers.....................................................  38
PART F/S - INDEX TO FINANCIAL STATEMENTS.................................................................  40
PART III.................................................................................................  41
  Item 1.  Index to Exhibits.............................................................................  41
SIGNATURES...............................................................................................  42
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                           FORWARD LOOKING STATEMENTS

     Many of the statements included in this Registration Statement on Form 10-
SB contain forward-looking statements and information relating to our company.
We generally identify forward-looking statements by the use of terminology such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate,"
"believe," or similar phrases. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Our actual future performance could differ materially from these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties.
Important factors that could cause actual results to differ materially from our expectations include matters not yet known to us or not currently considered material by us.

     We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by those cautionary statements.

                                     PART I

Item 1.  Description of Business

Overview

     We are a provider of luxury goods and services to the affluent through the Internet, traditional print media and auctions. We offer our high-end customers virtually any type of premium merchandise or service available worldwide. In order to reach and serve our target audience effectively, we employ a variety of distribution channels which provides opportunities for cross-promotional marketing. Our business is based on four major components:

     . Our Internet website located at www.millionaire.com, which currently offers, among other things, a comprehensive set of luxury products and services for sale, online auctions, information regarding real estate and business opportunities, investment advice, and that will offer, circa
       February 2000, an online version of our Millionaire magazine and connections to various Internet search engines, all geared to fit our affluent users' lifestyles;

     . Our Millionaire magazine, a monthly lifestyle publication for the affluent that is available to our subscribers in a hard copy format and will be available in February 2000, via our website;

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     . Our auction marketplaces, which are held live periodically at our auction venue in South Carolina, the Global Emporium, and online on our website;
       and

     . Our Global Clearinghouse concept, that we are developing and plan to launch in the first quarter of 2000, and which will combine our website and technical capabilities with our background in the art and antiques industry to assist other dealers and auction houses expand their businesses into the Internet through online advertisements, e-commerce and online auctions.

     We believe we are positioned to capitalize on the growth of the Internet.
By combining the power and reach of the Internet with traditional publishing, advertising, auctions and luxury retail, we are able to offer our customers consolidated, comprehensive and user friendly access to the fragmented multi-billion dollar marketplace for luxury goods and services.

Our Strategy

     We are positioning ourselves to be a leading provider of luxury products and services to affluent people worldwide. Our objective is to satisfy the growth in the market for luxury products and services in conjunction with the exponential growth of online shopping. The key elements of our strategy include:

    . offering our customers a website that contains a comprehensive array of luxury products and services;

    . providing an e-commerce infrastructure to traditional providers of luxury products and services;

    . offering our products and services through a variety of distribution channels including traditional print media, actual physical auction sites and the Internet; and

    . taking advantage of the cross-promotional opportunities that these varied distribution channels provide for marketing our products and services.

Our History and Headquarters

     We were incorporated on February 15, 1995 under the laws of the State of Florida as World Circle Trust Fund, Inc. On November 3, 1995, we changed our name to Charter Investor Relations of North America, Inc. On November 24, 1998, we changed our jurisdiction of incorporation to Nevada and we changed our name to Millionaire.com. On December 15, 1998, we acquired Life Style Media
Acquisition Corp. ("LMAC"), a Pennsylvania corporation, which

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publishes magazines, including Millionaire magazine and Billionaire magazine.
Life Style Media Acquisition's subsidiary, Life Style Media Properties, Inc.
("LMPI") is a Delaware corporation which holds the trademarks for "Millionaire" and "Billionaire." Prior to the purchase of LMAC, we did not conduct any business.

     On July 20, 1998, we formed U.S. Auctions, Inc. a Delaware corporation and wholly-owned subsidiary.

     Our headquarters are located at 18 Plantation Park Drive, Bluffton, South
Carolina, 29910, and our telephone number at that office is (843) 757-6600. Our website is located at www.millionaire.com. Information contained on our website does not constitute a part of this Registration Statement.

                             PRODUCTS AND SERVICES

Our Internet Site:  www.millionaire.com

     The centerpiece of our business is our website which is currently available on the Internet at www.millionaire.com and is expected to be completed in February 2000 with regular updates of features thereafter.

     Our website is multi-functional, and offers an array of features and services to attract our target market, including the following:

    . Editorial content geared toward our affluent users' lifestyles;

    . Excerpts from Millionaire magazine which we make available to non-subscribers;

    . An online merchandise catalog of our own products, as well as those of third party merchants; and

    . The complete auction catalog for our periodic auctions at the Global
      Emporium.

     Upon completion of our website, the following features and services will be available:

    . A complete copy of the current issue of Millionaire magazine, available to current users and members of our Millionaire.com Club, including easy access to back issues;

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    . Monthly real-time broadcasts of our Global Emporium auctions with audio and video capabilities providing users with the excitement and real-time momentum of our live auctions;

    . Online person-to-person auctions of high quality, but reasonably priced, merchandise, which are both our own products as well as those consigned by third parties;

    . An auction venue for dealers and regional/niche auction houses to conduct their own auctions on our website as part of our Global Clearinghouse concept;

    . Consumer advertising geared to the upscale buyer, including hyperlinks to websites of individual advertisers, allowing potential buyers to view additional offerings of such advertisers, make e-mail inquiries, and complete purchases in real time; and

    . Other useful tools and services for our users, including e-mail, news, financial information, stock quotes, classifieds, business opportunities, online chat rooms, newsletters, Millionaire.com forums and other services and features designed exclusively for our users by experts in their fields.

     E-Commerce. In addition to the sale of our own products, our website will provide a venue for other merchants, galleries and dealers to sell their luxury products to our users. Other merchants may access our user base by either placing a link to their own website on www.millionaire.com or by setting up their retail catalog directly on our website.

     Advertising. Our website also features banner and other advertisements and will have the ability, through hyperlinks, to transport our customers directly to the websites of our advertisers.

     On-line Auctions. We hold periodic auctions live at our auction venue, the Global Emporium, which is located just outside of Hilton Head in South Carolina.
These live auctions will also be available to our website users in real-time on the Internet through an audio/video arrangement which allows the absentee bidder to become a part of the auction.

     In addition to the auctions we hold at the Global Emporium, we will hold other online auctions on our website. We believe our approach of selling premium products and services will differentiate Millionaire.com from the many websites dedicated to facilitating the sale of low value personal items. Our online auctions will feature our own merchandise and will give our advertisers and other dealers and auction galleries the ability to place individual items into online auctions.

     We will also assist other dealers and regional auction galleries in holding their own auctions over the Internet. Auctions will be co-branded, but the dealer or gallery will operate as

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a separate entity, managing their own auctions. We also have the ability to manage an entire auction for smaller dealers and auction galleries.

     Technology. We currently use only state-of-the-art hardware and software, emphasizing important issues such as ease of use, transparent linkage to advertisers, speed of downloading and security. Our auction technology is provided by Ibuy.com.au. We will use the SSL security system which is widely used in the e-commerce industry. Technology advances will be evaluated in a timely fashion and will be incorporated into the site if a cost/benefit analysis warrants their introduction.

Our Millionaire Magazine

     Through our wholly-owned subsidiary Life Styles Media Acquisitions, we own
Millionaire magazine, a lifestyle publication for the affluent.  We acquired
Millionaire in an effort to accelerate our entry into the market as a provider of luxury goods and services. At the time of purchase, the magazine was a quarterly publication, sold only through newsstands. It had a circulation of approximately 52,000, plus a pass-on readership of approximately three times that number, and had an advertising base of approximately 120 companies.

     Our strategy has been to grow the magazine and increase its profitability while continuing to offer our readers "The Best the World Has to Offer." Since the acquisition, we have converted the magazine into a premium "magalog," dedicating approximately 75% of its pages to advertising. We believe that the increased number of pages of upscale advertising offers our readers the broadest selection of prestige gift and personal luxury items and services available for purchase anywhere in the world. Since the acquisition, we have:

    . increased the number of issues published during 1999 to result in a monthly publication;

    . significantly increased our distribution channels;

    . increased our readership; and

    . more than tripled our advertising base.

At the same time, we continue to provide entertaining and informative editorial content to the reader who leads or aspires to a luxury lifestyle. Our articles focus primarily on the lifestyles of successful people. We have also broadened the editorial content to include new features of interest including investment strategies, fashion, fitness, technology and collectibles. The magazine also serves as a venue for the sale of luxury products that we have acquired at favorable prices or through barter arrangements. In addition, our auction catalogs are included as part of the subscription and the magazine heavily promotes our auctions and our website.

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     Design.  Millionaire's design conveys a luxury image.  It is a bound, four color book, printed on the finest 70 pound enamel interior stock and 100 pound glossy cover stock.  Quality of production and design are key elements of the new Millionaire. The number of pages has been increased to almost 300 to accommodate additional editorial features and advertising pages.

     Editorial Content. Millionaire has traditionally been written as a guide for enjoying a luxury lifestyle. Though we have maintained many features and departments of the magazine's editorial content, we are expanding such content to cover people-based stories, rather than the traditional place or product-based approach. We are featuring articles about the backgrounds and lifestyles of the owners, operators, and managers of major businesses. These articles describe entrepreneurs' road to success, for instance, and their luxurious lifestyles. We are continuing to feature our travel and resorts sections, and have added new departments covering investment information, financial advice, fashion, food, wine, health, fitness, technology, antiques, and many other popular categories. Each article references how to access the products or services described. Most feature writers are freelancers located around the world. Articles are approximately 600 words and include photographs.

     In addition, Millionaire magazine posts and promotes various events of interest in advance, whether such events are sponsored by Millionaire.com or other organizations. Our Global Emporium auctions have a high profile in both the magazine's editorial content and advertising. The magazine also provides recommendations regarding little-known services available around the world.

     We plan to produce several special issues throughout the year, including the holiday edition, Millionaire, the World's Best Catalog, and a once-a-year supplement, Billionaire, Wealth in America, in the spring. Billionaire will feature mostly company-owned products, which sales may allow us to realize significantly higher margins.

     Most advertisements are four color, full-page ads. The magazine offers nine advertisement sizes, ranging from two page spreads to a 1/6th of a page ad which is specifically targeted to "for-sale-by-owner" advertisements where readers can present their own homes, cars, boats, planes, and antiques. We have been offering discounted introductory rates to all first time advertisers in order to more rapidly increase the number of advertising pages. There will also be special incentives for advertisers who pay up-front. We believe
Millionaire's advertising rates to be relatively low compared to other advertising rates in the luxury magazine segment; however, we expect that the demographics of Millionaire will translate into premium rate advertising over time. Currently, the cost of a full page in color advertisement in Millionaire runs under $10,000, compared to $13,000 for Robb Report and $69,000 for Vogue.
We believe this disparity in cost gives us latitude to increase rates without depressing demand for space. Current Millionaire advertisers will be converted to a new rate schedule at the time of contract renewal.

     Subscriptions/Memberships. We target a highly selective subscriber base by providing them with a broad range of luxury products and services. We have 2100 paid subscribers.

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     Subscriptions to our magazine are available at $75 per year for 12 issues.
In addition to our regular magazine subscriptions, we offer membership in our
Millionaire Club at an annual premium of $100 per year or a lifetime membership priced at $500.  Club members receive subscriptions to our Millionaire magazine in addition to access to a wide range of perquisites such as front row seating at our Global Emporium auctions, access to the entire millionaire.com website, placement on advertisers' lists for special mailings and promotions, and premium services such as prearranged "no wait" service in exclusive restaurants.  Our goal is to reach a customer base comprised of 80% Millionaire Club members and
20% subscribers.

     We generate subscription and membership sales through public relations efforts, the media, the return of magazine inserts from single copy sales ("blow in" cards), direct mail targeted at our proprietary mailing list, advertising in other upscale periodicals often through barter arrangements on a no-cash cost basis, selected television and radio advertising, advertising on the Internet both through our own website and through other upscale websites, often utilizing barter arrangements with these other sites.

     Newsstand Distribution. We also distribute Millionaire magazine through newsstand sales, which also serve as an important marketing tool. We have improved our approach to newsstand distributions by focusing on newsstand sites located in affluent areas and places where the affluent tend to gather such as in upscale bookstores like Barnes & Noble and Borders, upscale gift shops, hotel lobbies and airports.

     In order to expand circulation, we have entered into a distribution agreement with Warner Communications for promotional displays of Millionaire in select upscale newsstands throughout the United States. A direct mail campaign is providing Millionaire free-of-charge to a database of approximately 450,000 individuals in the United States with net worth in excess of $9 Million and/or net income in excess of $1 Million. Mailings are being made in segments over the course of a year until we have converted 200,000 of our target audience into paid subscribers. Once that level is achieved, we intend to replicate this effort overseas. This mailing will provide a dual benefit. We believe this strategy will build the subscription base and create awareness of our website and auction activities. We also believe it will attract new advertisers, which may result in increased advertising rates.

     Circulation. We estimate that our magazine's current circulation profile includes the following distribution:

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
                    Total Circulation         100,000

                    Controlled Circulation     50,000

                    Newsstand Distribution     50,000

     Sales and Marketing. The magazine employs an in-house sales staff as well as regional salespersons employed under incentivized partnership arrangements. The Millionaire magazine

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portion of our business employs ten in-house salespersons, of which seven are based at our headquarters in Bluffton, South Carolina, two are in New York, and one is in Hawaii. Each in-house salesperson is assigned a specific category of advertising, rather than a geographic area, and their quotas are based on the area of specialization. Four in-house salespeople are dedicated to major advertisers in fashion, sports, real estate, and jewelry. Our representative in Hawaii specializes in hideaway resorts. Sales personnel also solicit Internet-related advertising.

     The magazine plans on opening approximately ten field sales offices located in geographical areas that are not easily reachable by telemarketing. These offices will focus on selling 1/6th page advertising from readers in certain pre-selected categories of products. A partnership arrangement has been designed to incentivize field sales personnel. Under this arrangement sales personnel could evolve into partners within a branch operation, eventually owning up to a 51% interest in such branch. As sales quotas are met, individually set, pre-determined buyout levels would be triggered; buyout costs could be as little as $30,000-$50,000. Millionaire.com would, in each case, continue to own 49% of the business. We believe this arrangement will serve as an attractive incentive to field sales personnel.

     Product Sales. We plan to offer wholly-owned products for sale through the magazine in a section known as the "White Pages." We believe that this opportunity to participate as a principal in sales transactions will substantially increase our overall profits, especially because we will realize a substantial mark-up on the items offered through this section. Any merchandise which does not sell through the magazine will be offered through our online auctions, Internet advertising, or our retail and auction galleries located in resort areas like Hilton Head.

Our Auction Marketplaces

     Our retail outlet and auction gallery, the Global Emporium, is a 19,840 square feet facility located just outside of Hilton Head, South Carolina. We hold live auctions at the Global Emporium for the sale of luxury merchandise and limited reproductions either owned by Millionaire.com or on consignment to us by third party merchants. We offer a 15% buyer's premium on all items we own which are sold at auction and charge a 15% seller's premium to consignors for items sold at the Global Emporium. The site also operates as a retail showroom; the items to be auctioned are displayed at the Global Emporium for one month prior to the auction and are available for sale to our walk-in customers at the full retail price. Each auction features a wide variety of items, including architectural antiques, furnishings, decorative accessories, cars, boats, planes, sports and advertising collectibles, jewelry and art.

     Auction catalogs are mailed in advance to our Millionaire Club Members and to our Millionaire magazine subscribers along with each monthly edition. The auction catalogs are also featured in their entirety on our website and are available to all users. The live Global Emporium auctions are planned to be broadcast on our website in real time. Those attending our auctions over the Internet will be able to call in their bids. As added bandwidth becomes more widely available, we plan to offer real time bidding in our auctions over the Internet.

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     Auctions are held on Saturdays and Sundays and each auction is preceded by a preview party held the prior Friday evening. The Global Emporium location is open six days a week. Millionaire.com anticipates opening similar auction/retail facilities in other upscale resort areas in the future, since resorts comparable to Hilton Head generally attract the affluent, vacationers and permanent retirees throughout the year.

     In the future, Millionaire.com plans to provide its Members and subscribers with a very personalized service at the Global Emporium called "Let Us Find It For You," by which we will locate specific goods and merchandise for customers.

Our Global Clearinghouse Concept

     We plan to create a global clearinghouse of dealers and auction firms having outstanding regional reputations or expertise in certain niche product areas. The dealer and regional auction gallery market is highly fragmented, made up of thousands of small, often undercapitalized, local and regional firms. Many of these firms have the ability to source product, but lack sufficient distribution capabilities. We will select the most attractive dealers and auction galleries to showcase in our global clearinghouse location on the Millionaire.com Internet site.

     In response to the lack of online activity by most other auction houses, galleries, dealers and specialty retailers who sell high-end art, antiques and collectibles, our Global Clearinghouse concept would combine our technical resources with our background in the art and antiques industry to assist these merchants in expanding their businesses via the Internet. Our website offers these merchants a venue to promote their product offerings and to broaden their potential customer base through online advertisements, e-commerce and online auctions. If these dealers and galleries lack the technology to conduct business over the Internet, Millionaire.com will, for a fee, provide them with a variety of software products to retail their products or to conduct online auctions on Millionaire.com's website.

Our Competitors

     The market for our services is highly competitive. Our competitors fall into three categories: publishing companies, Internet companies catering to the high-end customer base and auction companies.

     Publishing Companies. Millionaire magazine is one of the market leaders in subscriptions and circulation of magazines catering to the affluent. Other such publications include the Robb Report, Vogue and Cigar Aficionado.

     Internet Companies. Other Internet companies catering to the affluent include www.foofoo.com, www.luxuryfinder.com, designersdirect.com and netsgoods.com. Unlike these companies, Millionaire.com has an established brand name and a substantial pool of regular

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advertising customers. We believe that our website is significantly ahead of the other competitors in terms of brand awareness, content and number of daily users.

     Auction Companies. Auction companies generally fall into two categories: online and offline auctions. We compete with both types of auctions companies. Although auction houses such as Sotheby's and Christie's offer consistently high quality goods and services to the affluent, we plan to distinguish ourselves by providing in the online auction arena premium luxury products and services.

Our Employees

     We currently have 38 employees. Management considers its relations with our employees to be good.

Research and Development

     We plan to devote significant resources to continued research of the luxury services and products market and to further development of our current channels of distribution. Research and development expenditures totalled $140,623 during our past two fiscal years.

                                  RISK FACTORS

     Ownership of our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this Form 10-SB before investing in our common stock. The risks described below are not the only risks we face. Other risks that we are aware of or that we currently believe are immaterial may become important factors that affect our business. If any of the following risks occur, or if others occur, our business, operating results and financial condition could decline and you may lose all or part of your investment.

     A start-up business is difficult to evaluate

     The Millionaire and Billionaire trademarks and Millionaire magazine were acquired in our acquisition of our wholly-owned subsidiary Lifestyle Media Acquisition Corporation on December 15, 1998. The first issue of the magazine published under current management was shipped in February 1999. Accordingly, there is a limited operating history upon which to evaluate our prospects. In May 1999, the magazine format was changed to monthly from quarterly, increasing the amount of available advertising revenue pages. We do not know whether the number of pages can be consistently sold. Our first auction was held in March, 1999, with the second being held in July, 1999, so we have no historical basis on which to evaluate our prospects for long-term success. Our business must be considered with the risks, expenses and difficulties of start-up businesses in mind. Our business plan calls for the transition

                                      -10-
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of both the magazine and auction house to the Internet. As a result, risks associated with electronic commerce should be included in the evaluation of our business.

     We may be unable to further develop our website and to deliver compelling products and services that will attract consumers with demographic characteristics necessary for the success of our business. The market for online services is characterized by rapidly changing technology, emerging industry standards and consumer requirements that are subject to rapid change and frequent new service introductions. These characteristics are exacerbated by the expectation that many companies may introduce new internet products and services addressing our targeted market in the near future. There can be no assurance that we will be successful in developing our website to deliver the comprehensive services and products we plan to offer our customers on a timely basis, or that such products and services will effectively address consumer requirements and achieve market acceptance. Our failure, for technological or other reasons, to develop and enhance our website in a manner compatible with emerging industry standards that allows us to attract, retain and expand a consumer base possessing demographic characteristics necessary for our success, would have a material adverse effect on our business, financial condition and results of operations.

     We may not successfully implement any or all of our business plan. We may not be able to address those risks inherent in a new venture. Failure to do so could harm the business. Also, as a result of transitioning the magazine and the auction house to the Internet, and as a result of the evolving nature of our business, period to period comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

     We expect net losses to occur

     We incurred substantial net losses in 1998 and for the first nine months of 1999, and we expect to continue experiencing substantial losses through at least the first half of 2000. This is based upon the following:

    . we expect the development of the infrastructure for the Internet to increase operating expenses;

    . we expect the marketing and promotional expenses related to the magazine itself, as well as the auction gallery and launch of the revised Internet site to increase operating expenses; and

    . we expect the payment for consigned inventory to sell through our auction gallery to continue as a high percentage of sales in an effort to attract unusual merchandise, resulting in lower gross margins.

    To the extent that increases in operating expenses are not matched by increased revenue, our business, operating results and financial condition will be harmed. We cannot guarantee that we can attract the number of new customers necessary to offset these operating expenses.

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     We are in a highly competitive and evolving market

     Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

     Electronic commerce is characterized by low cost of entry. Some of our competitors have or may establish relationships with and among themselves that could emerge and rapidly acquire marketshare. Accordingly, we cannot assure you that we will be able to maintain or increase our revenues or increase our Internet site traffic. If this occurs and our other business plan efforts are not successful, the business will be harmed.

     Our operating results fluctuate and are difficult to predict

     The rapidly evolving market for purchase of on-line luxury items, services and auctions makes it difficult to predict our operating results. Our profitability depends on a variety of factors including the following:

    . The ability to maintain current users and attract new users to the magazine, the auction house and to the Internet site;

    . The ability to manage the inventory mix being offered at the auction house as well as on the Internet site;

    . The ability to increase gross margins by increasing the amount of owned inventory being offered at auction;

    . The ability to attract merchandise and the pricing related to that merchandise;

    . The cost and availability of advertising for the magazine as well as the Internet site;

    . Delays in revenue recognition at the end of a reporting period;

    . Delays in shipping or other logistical problems; and

    . General economic conditions that may affect advertising revenues or electronic commerce.

     Due to the factors discussed above and elsewhere in this Form 10-SB, our operating results in any fiscal reporting period may not meet the expectations of securities analysts and investors, and accordingly the price of our common stock may decline.

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     We must build brand loyalty

     It is our belief that development and awareness of the "Millionaire" brand, for the magazine and the Internet is critical to our success. The importance of brand loyalty will become more important as Internet websites proliferate. If we are unsuccessful in continuing to build strong brand loyalty, our business will be harmed.

     In order to attract and retain users and advertisers, and to promote and maintain the "Millionaire" brand, we intend to increase our spending for marketing and advertising, which will include television media as well as printed and electronic. Despite our efforts, we cannot assure you that consumers or advertisers will perceive our products or website as superior to those of our competitors.

     Risks of Expansion

     We may seek to expand through acquisition if acquisition candidates present opportunities to provide a reliable source of merchandise to our auction house and to our Internet site. There are risks related to expansion by acquisition, as has already been experienced resulting in our unsuccessful acquisition of The Great Gatsby's Auction Gallery, Inc. There are certain risks inherent in acquiring other businesses such as the general risk that we may invest time and money into such acquisition or expansion without success. The integration of these businesses into our business and website would also increase operating expenses. We cannot guarantee that the historical revenues generated by the business acquired would continue.

     Risks Associated With Rescission of the Merger with The Great Gatsby's Auction Gallery, Inc.

     We have entered into an agreement to rescind our merger and acquisition of The Great Gatsby's Auction Gallery, Inc. The Agreement to Rescind requires, among other things, the shareholder's of Great Gatsby's who received shares of our common stock in the merger to return all of our shares and these shares have been cancelled by resolution of our Board of Directors. Some of these shares were transferred to third parties who are not signatories to the Agreement to Rescind and who may not return our shares. If all of our shares are not returned, up to 440,000 shares of our common stock will be owned by persons who did not pay any consideration for such shares.

     Risks associated with an increased investment in inventory

     We presently purchase merchandise from individuals, estates and dealers. We also consign inventory for sale and collect a corresponding commission for the sale of that item. Our present plans include increasing the amount of purchased inventory as a percentage of items sold in an effort to increase our gross margins. Inherent in the increased purchases of inventory are the risks associated with carrying inventory. These risks include but are not limited to the following:

    . Potential declines in the market value of the merchandise being purchase and sold;

    . The management of customer returns and credits associated with sold merchandise being returned;

    . Shrinkage resulting from theft or loss of inventory;

    . Unpredictable sale prices due to the nature of the auction process; and

    . The reliance on third parties of verifying authenticity of rare and expensive items.

     In addition, our auction business relies on the availability of antique and unique items, purchased both domestically and internationally. Consequently, we cannot guarantee the availability of the quantity of those items necessary to maintain or increase our revenues. Should sources of these items be adversely affected by events out of our control, our business would be harmed.

     Risks associated with online companies

     We currently depend and are increasing our dependence on our agreements with other online companies for advertising, promotion and sponsorships. This could result in the uncertainty of whether significant spending on these relationships will have the desired increase in revenues. The possibility exists that space on websites may increase in price or cease to be available. A competitor could purchase exclusive rights to critical spaces that we rely upon.

     We depend upon third parties for the operation of our website

     We presently rely on a third party to support and maintain our Internet gateway. We also rely on third party operating systems, as well as the internal network system being used. Our credit card processing is conducted through one company and is our sole credit card processor. If we are unable to develop and maintain relationships with such third parties on a basis acceptable to us, or if the quality of the product being provided to us does not maintain the required standards, our business could be harmed.

     Online business may face increased government regulation including a change in tax treatment or new laws directly affecting Internet commerce

     Internet access may also face changes in regulation which may affect accessibility. Auctioneering laws are regulated on a state by state basis and may be subject to interpretation for auctions held online.

     Consequently, we may have to qualify to do business in other jurisdictions.

     The secure transmission of confidential information over public networks continues to be a significant barrier to electronic commerce

     We may be required to expend significant capital and other resources to protect against the threat of security breaches. To the extent that these types of security breaches occur either with us or a third party contractor, we could be exposed to risk of loss or possible liability.

     We are subject to the risks of system failure

     Substantially all of our communications hardware and operating software is located in Hickory, North Carolina. Our systems are vulnerable to damage from hurricanes, fire, floods, loss of power, telecommunications failures, vandalism and similar occurrences. Our servers are also vulnerable to computer viruses and attempts by third parties to deliberately exceed the capacity of our systems. Although we maintain insurance against these risks, our coverage limits may not be adequate to compensate us for all losses that may occur.

     We face litigation risks

     In addition to intellectual property disputes, the sale of products online at auction could result in product liability claims. Due to the nature and uniqueness of some of the items auctioned, product liability insurance may not be available in amounts adequate to fully compensate for substantial claims. This could have a harmful effect on our business.

     Legislation has been proposed that prohibits the transmission of certain types of information over the Internet. The potential imposition of liability on online companies for information carried on or through their services could force a change in the method of conducting online auctions and could force us to alter our offerings.

     The electronic commerce industry is characterized by the rapid change in technology, as well as industry standards and consumer demands

     Certain introductions of technology could render our existing website technology obsolete, resulting in the possible write off of capital expenditures as well as increased capital expenditures to remain in compliance with the new technology. Our future will depend upon our ability to respond to technological changes in a timely manner.

     The market for the sale of goods over the Internet, particularly through online auctions, is still in the development stage

     Market acceptance for recently introduced products over the Internet is subject to a high level of uncertainty. It is difficult to predict the size of this market or its overall future growth rate. The success of our Internet auctions and magazine will depend upon the continued growth of the Internet as a medium for commerce.

     We must manage our growth

     We expect to continue to expand our operations and will face the challenge of improving existing and implementing new operational, financial and inventory system procedures and controls. We will also need to integrate new key management into the existing management team. We will be required to train and motivate the growing employee base.

     The management of the risks associated with the increase in accounts receivable will need to be addressed in terms of credit exposure and collection.

     Our future performance depends upon members of our senior management and other key personnel. Certain senior management have employee contracts with significant pay out clauses.

     We may be unable to protect our intellectual property

     Our performance and ability to compete are dependent to a significant degree upon our ability to protect and enforce our intellectual property rights. Our registered trademarks and our domain name are critical to our success. We rely on a combination of patent, trademark, regulations governing domain names and other laws to protect our proprietary rights. We may not be able to protect our proprietary rights or we may choose to litigate to protect our rights, which could result in a significant cost of resources to us. We cannot ensure the success in any such litigation that may be undertaken.

     Third parties have a security interest in our trademarks

     Our trademarks "Millionaire" and "Billionaire" were obtained through our purchase of our wholly-owned subsidiary Life Styles Media Acquisition Corp. ("LMAC") on December 15, 1998. In August 1998, LMAC purchased the trademarks from Life Style Media Corporation and Douglass and Jennifer Lambert in exchange for the issuance of stock and a note in the amount of $1,674,595 of which $300,000 was paid prior to closing of that acquisition on August 14, 1998. The Lamberts have a security interest in the trademarks to insure payment of outstanding amounts due under the note. If we are unable to meet our obligations under the note, we may be required to transfer ownership of our trademarks to the Lamberts or other third parties. If we lose ownership of our trademarks, it could have a harmful effect on our business.

     Our stock price is volatile

     The market price of the shares of our common stock has been, and is likely to be, highly volatile and subject to fluctuation. Fluctuations may occur in response to actual or anticipated variations in results of operations or various announcements directly by us or in conjunction with the Internet and e-commerce industries. Prices of technology related stocks have experienced extreme price and volume fluctuations that typically have been unrelated or disproportionate to the operating performance of the underlying businesses. Market conditions, as well as general economic and political climates may adversely affect the price of our stock. In the past, stockholders have instituted securities class action litigation against several companies following periods of volatility in the market price of their securities. Such litigation, if instituted against us, could result in the diversion of our management's attention and resources and result in substantial financial costs to our business.

     Because we intend to expand internationally, we will be subject to risks of conducting business in foreign countries.

     If, as we anticipate, we expand our operations outside the United States, we will be subject to the risks of conducting business in foreign countries, including:

    . our inability to adapt our products and services to local cultural traits, customs and mobile user preferences;

    . our inability to locate qualified local employees, partners and suppliers;

    . the potential burdens of complying with a variety of foreign laws, trade standards and regulatory requirements, including the regulation of e-commerce and the Internet and uncertainty regarding liability for information retrieved and replicated in foreign countries; and

    . general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

     The following discussion of our financial condition and results of operations should be read together with the financial statements and the related notes included in another part of this Form 10-SB and which are deemed to be incorporated into this section. This discussion contains forward-looking statements that involve risks and uncertainties.

General

     We publish magazines under the trademarks "Millionaire" and "Billionaire". We also operate an auction gallery located in Bluffton, South Carolina. The magazine and auction gallery also conduct business on the Internet at www.millionaire.com.
-------------------

     Millionaire Magazine. The magazine is a stylish coffee table publication that is an extensive source of luxury goods and services targeted for the upscale reader. The magazine also includes editorial content of interest to the targeted audience. Approximately 75% of the magazine pages are sold as advertising, with the remaining 25% containing editorial content. Circulation includes a mix of approximately 50% news stand sales and 50% controlled circulation to targeted mailing lists. Presently, "Billionaire" is an enhanced annual issue of the monthly "Millionaire" magazine.

     Global Auction Emporium. The auction gallery is located on the only major highway leading to Hilton Head, South Carolina, a popular upscale resort. The gallery is available to retail traffic as well as conducting auctions of unique and investment quality merchandise. The merchandise is either owned by us or held on consignment and sold for the owner with a commission being paid to us for the sale. Traditionally, there is a 15% buyer's premium charged for all items sold through an auction. Buyer's premiums for classic cars and antique vehicles typically are 5% to 10%. From time to time the we will arrange for a one time sale to the public at the request of a specific person or estate, which results in commissions and buyer's premiums at agreed upon percentages of the gross sales.

     For the period from the inception of the business in February 1995 through December 15, 1998 we did not conduct any business. From December 15, 1998 to the present, our operating activities have consisted primarily of recruiting personnel, purchasing operating assets, establishing vendor relationships and developing the infrastructure required to support the businesses that we are engaged in, including development of the computer systems required to conduct business over the Internet. As a result of these activities, net losses have been incurred. We expect to expand our operations including increasing our staffing and marketing efforts to increase the "Millionaire" brand loyalty. Accordingly, we expect to experience net losses through at least the first half of 2000.

     On January 14, 1999 the we merged with an auction house in Chamblee, Georgia. A change in control of the Board of Directors resulted from the merger. Accordingly, delays related to the design and implementation of the website occurred. Costs and expenses related to the integration of the businesses were also incurred. Subsequent to the merger agreement, situations arose which resulted in a determination to unwind the merger. As of September 27, 1999, we and the shareholders of the acquired company agreed to rescind the merger. The Agreement to Rescind allows the parties to restore, to the extent possible, their respective positions prior to the merger including cancellation of 4,300,000 shares of our stock that was issued to the shareholders of the auction house, our release from our obligation to pay the

$1,000,000 promissory note executed at the time of merger and our release and the release of Robert L. White from the guarantee of a 1,750,000 line of credit for the auction house.

Results of Operations

     Revenue

     Revenues for the magazine are generated from the sale of advertising as well as the sale of the magazines themselves through subscriptions, news stand distribution and controlled mailing list circulation. Revenues for the auction house are generated by auction sales held on the premises and auctions held on the Internet as well as retail trade.

     Advertising revenues for the nine month periods ending September 30, 1999 and 1998, and the year ended December 31, 1998 amounted to $1,809,477, $342,956 and $344,316 respectively. From the nine month period ended September 30, 1998 to the nine month period ended September 30, 1999, revenue increased $1,466,521 or 428%. Magazine sales for the nine month periods ending September 30, 1999 and 1998, and the year ended December 31, 1998 amounted to $189,757, $80,049 and $100,737, respectively. The increase in revenue when comparing the nine month period ended September 30, 1999 to the nine month period ended September 30, 1998 amounted to $109,708 or 137%. Revenues from inventory sales increased from $1,422 for the year ended December 31, 1998 to $636,813 for the nine months ended September 30, 1999. The increase in revenue can be attributed to management's emphasis on promoting our business and attempting to create a recurring clientele.

     Revenues for the auction house are reported net of consignments paid reflecting only the commission or fee received for items that were sold but not owned by us.

     During the nine-month period ended September 30, 1999, the Company exchanged magazine advertisements for goods and services. These non-monetary transactions have been accounted for under APB Opinion No. 29, Accounting for Nonmonetary Transactions and EITF issue No. 93-11, Accounting for Barter Transactions Involving Barter Credits. The non-monetary transactions were accounted for based on the fair value of the goods exchanged. An impairment of the non-monetary asset exchanged is recognized prior to recording the exchange if the fair value of that asset is less than its carrying amount. The impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. There was no net revenue from the $726,864 in bartering transactions. Accordingly, the accompanying financial statements reflect only cash transactions.

     Sources of Revenue Growth. Beginning with the July 1999 issue, the magazine was changed to a monthly format from the quarterly format begun in 1998. The "Billionaire" issue is presently a supplemental annual issue. Additionally, certain issues contain a larger page count, resulting in increased advertising revenues.

     The auction house held two auctions in the first nine months of 1999, which, along with retail sales, resulted in net revenues of $ 636,813.

     Constraints on Revenue Growth. Delays in the development of the company website resulted in less advertisement sales and fewer on line auctions being conducted.

Gross Profit

     The cost of magazine publishing consists primarily of printing and distribution costs as well as commissions related to advertising sales. Gross profit dollars amounted to $43,323, $130,193 and $151,458, or 1.6%, 30.8% and
33.9% of sales, for the nine months ended September 30, 1999 and 1998, and the year ended December 31, 1998, respectively. The gross profits were attributed primarily to the publication of the magazine. Gross profit dollars generated by the magazine were $98,868, $130,193 and $153,523 for the nine month periods ended September 30, 1999 and 1998 and the year ended December 31, 1998, respectively. Gross profit (loss) dollars generated by the auction house amounted to $(56,545), $0 and $335 for the nine months ended September 30, 1999 and 1998 and the year ended December 31, 1998, respectively. The gross profit (loss) results reflect promotional pricing related to the start up of both the magazine and the auction house, as well as high commission costs to induce sales.

Operating Expenses

     Operating expenses increased significantly reflecting the recruiting of personnel, development of the computer infrastructure and increased efforts to expand and market the "Millionaire" brand and auction services. Operating expenses will continue to increase as the expansion of the website infrastructure continues and the magazine and auction house operations are expanded. Total operating expenses for the nine month periods ended September 30, 1999 and 1998 and the year ended December 31, 1998, amounted to $3,661,291, $283,596 and $874,909, or 138.9%, 67.0% and 196.0% of total net revenues, respectively.

     Marketing and Advertising. These expenses consist primarily of advertising and marketing the magazine and auction house to our identified customer base. These expenses amounted to $525,807, $4,102 and $90,100, or 19.9%, 1.0% and
20.2% of net sales for the nine month periods ended September 30, 1999 and 1998 and the year ended December 31, 1998, respectively. Marketing and advertising were incurred with a primary emphasis to launch the magazine and the auction house. Expenditures in 2000 will also be made to build the subscription base for the magazine, as well as the auction catalog and the website. Accordingly, it is anticipated that these expenses will continue to increase.

     General and Administrative. General and administrative expenses consist primarily of payroll and related expenses for executive, accounting and logistical personnel, bad debt expense, facilities expenses, recruiting and professional fees, as well as other general corporate expenses.

     General and administrative expenses amounted to $3,090,484, $279,494 and $824,809, or 117.2%, 66.1% and 185.9% of net sales for the nine month periods ended September 30, 1999 and 1998 and the year ended December 31, 1998, respectively. The increase in general and administrative expenses in total dollars was due to increases in salaries and related costs resulting from the hiring of additional personnel, additional professional fees required of a publicly held company and expenses related to reserves established in connection to accounts receivable and inventory. We expect the dollar amount of general and administrative expenses to increase in 2000, as we increase our operations and expand our Internet capabilities.

     Agreement to Rescind Merger. As of September 30,1999, approximately $288,000 of direct legal and other expenses can be attributed to the merger and the agreement to rescind. As part of the agreement, both parties have agreed to arbitration in an effort to reimburse each other for fees and expenses incurred. We do not anticipate incurring any additional fees related to the arbitration.

Interest Income (Expense) and Other Income, Net

     Interest and other income, net, was $86,322, $30 and $2,357, for the nine month periods ended September 30, 1999 and 1998 and the year ended December 31, 1999, respectively. The increase is attributed primarily to the interest earned on the cash and certificate of deposits resulting from the cash received from offerings during 1998. Interest expense was $113,631, $9,521 and $30,957 for the nine month period ended September 30, 1999 and 1998 and the year ended December 31, 1998, respectively. Interest expense is primarily related to the note payable to the former shareholders of Lifestyle Media Corporation which, in part, financed the acquisition of the Millionaire and Billionaire trademarks and Millionaire magazine.


Income Taxes

     We had net losses of $3,601,277, $162,894 and $797,051 for the nine month periods ended September 30, 1999 and 1998 and the year ended December 31, 1998. There were no current or deferred provisions for income taxes. At September 30, 1999 and 1998, and December 31, 1998 we had net deferred tax assets related primarily to net operating losses in the amount of $1,740,433, $335,793 and $28,474, respectively. The net deferred tax assets were fully reserved with a valuation allowance. The net operating losses begin expiring in 2016.

     We anticipate that the Agreement to Rescind will be held as a non-taxable event and accordingly have not provided for taxes related to that transaction.

Liquidity and Capital Resources

     Cash Inflows and Outflows

     Financing Activities. Our operations have been financed primarily through the sale of common stock in a Section 504, Regulation D offering in 1998 that netted proceeds of approximately $945,000 and a private placement begun in 1998 and completed in January, 1999, that netted proceeds of approximately $4,500,000.

     Operating Activities. Net cash used in operating activities was $3,065,472, $395,021 and $689,877 for the nine month periods ended September 30, 1999 and 1998 and the year ended December 31, 1998, respectively. The net cash used in operations was primarily attributable to the net losses from operations of $3,601,277, $162,894 and $797,051, for the respective periods indicated above. Cash used in operations for the nine months ended September 30, 1999 reflect an increase in inventory of $475,283, an increase in accounts receivable of $816,104 and a partial offset by an increase in accounts payable of $1,009,236.

     Investing Activities. Net cash used in investing activities of $1,261,304, $11,278 and $76,783 for the nine month period ended September 30, 1999 and 1998 and the year ended December 31, 1998, reflects purchases of office equipment and furniture, purchases of hardware and software related to the development of our Internet business, and the purchase of a certificate of deposit.

     Cash and Cash Equivalents. As of the nine months ended September 30, 1999, we had approximately $109,869 of cash and cash equivalents. The certificate of deposit has a maturity which is greater than three months, accordingly it is not classified as a cash equivalent.

     Commitments. As of December 31, 1998, our principal commitment was a lease obligation of approximately $3,219,042 in future minimum lease payments for the auction house, magazine and corporate offices. As of January 1, 2000, additional space for the magazine offices will commence resulting in an additional commitment of $ 65,124 expiring in December, 2000. We are currently committed to guarantying a $1,750,000 line of credit for The Great Gatsby's Auction Gallery, Inc. We anticipate being released from this commitment under the terms of the Agreement to Rescind.

     As of October, 1999, we engaged International Strategies to launch a new website resulting in various hardware and software commitments that we believe will amount to approximately $500,000.

     We routinely enter into promotional and sponsorship agreements on a bartered basis, resulting in the trade of magazine advertising for the participation in the sponsored products. At September 30, 1999, that amount obligated was approximately $ 192,744.

     We anticipate requiring additional cash to support the anticipated growth in accounts receivable and inventory. We expect our operating expenses to increase as we continue to expand the "Millionaire" brand by increasing our staffing, marketing and Internet infrastructure. We expect to incur losses through the first half of 2000 and as a result we may need to raise additional cash to finance the increased inventory, accounts receivable, capital expenditures and operating expenses. We have made a commitment to issue to Aldare Investments Ltd. approximately 1,050,000 shares or approximately 10% of our outstanding shares and to pay staff which Aldare provides to us approximately $15,000 per month for consulting services they have provided and continue to provide in connection with development of our business plan, website and obtaining of future financing. Accordingly, we may consider alternative financing, such as the issuance of additional equity or debt securities or obtaining further credit facilities. The sale of additional equity or convertible debt securities could result in further dilution to present stockholders. We cannot assure you that adequate financing will be available to us in the amounts or on terms acceptable to us.

Quantitative and Qualitative Disclosures about Market Risk.

     Our exposure to market risk, for changes in interest rates, relates primarily to our long term debt, which has a fixed rate of interest of 6% and matures in 2003, and to our cash holdings, which are in interest bearing commercial bank accounts yielding annualized returns of 5.15% to 5.75%, compounded monthly.

Year 2000 Compliance Issue

     Many currently installed computer systems and software products are coded to accept or recognize only two digits rather than four digits to define the year in the date code field. These systems and software products will need to accept four digit year entries to distinguish 21st century dates from 20th century dates. Systems and products that are not corrected to do this could cause a disruption of operations including a temporary inability to deliver messages, process transaction, send invoices or engage in other normal business activities.

     We have completed assessments of all internal systems, including our existing business and accounting systems, as well as our security system and telephone equipment and deem them to be Year 2000 compliant. We continue to seek assurances from our vendors and other parties with which we do business that they are working toward or are in compliance.

     Most of our system purchases have been made within the period during which the Year 2000 problem was already identified. Accordingly, we expect our total cost for ensuring Year 2000 compliance to be minimal. We are developing a contingency plan to address situations that may result from external forces that might generally affect industry and business, such as power, telephone or transportation failures. We make no guarantees with respect to these external forces and their impact on our ability to operate.

New Accounting Pronouncements

     In 1998, the AICPA issued SOP 98-1, which provides guidance for determining whether computer software is internal use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. We adopted SOP 98-1 as of January 1, 1998.

     Also in 1998, the AICPA issued SOP 98-5, which provides guidance on the reporting of start-up costs and organization costs. It requires the costs associated with start-up activities and organization costs to be expensed as incurred. We adopted SOP 98-5 as of January 1, 1998.

Item 3.  Description of Property.

     We currently operate from leased premises located at 18 Plantation Park Drive, Bluffton, South Carolina, 29910. The 19,840 square feet property is leased to our wholly-owned subsidiary, U.S. Auctions, Inc., by D1D2, LLC for a term of 10 years, which commenced on July 24, 1998. Millionaire.com currently makes monthly rental payments of $26,444 plus monthly CAM payments of $4,000, for an aggregate of $33,444 per month.

     Our principal offices will be housed in 3,625 square feet of office space at 7 Plantation Park Drive, Bluffton, South Carolina, 29910, pursuant to a Commercial Space Lease dated

November 19, 1999 by and between Millionaire.com and Carolina Office Park, LLC. The lease is for a team of 1 year and shall commence as of completion of improvements to the space as set forth in the lease.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information regarding ownership of Millionaire.com's common stock as of December 21, 1999 by:

          (i) each person known to us to own beneficially more than 5% of our outstanding common stock;

          (ii)  each director of Millionaire.com;

          (iii) each executive officer named in the summary compensation table; and

          (iv) all directors and executive officers of Millionaire.com as a group.

     Share ownership is based on 9,055,095 shares of common stock outstanding on December 21, 1999. Unless otherwise noted, the address for each stockholder is c/o Millionaire.com, 18 Plantation Park Drive, Bluffton, South Carolina, 29910.

                                                                                      Percent of Shares
Name and Address of Beneficial Owner                       Number of Shares           Beneficially Owned
----------------------------------------------------  ---------------------------  ----------------------
W. Kenneth Costanzo                                             12,000                      0.13%
112 Meilland Drive
Greer, SC  29650

Lynn Dixon                                                      459,800                      5.10%
311 S. State Street
Salt Lake City, UT  84111

Douglas Lambert and Jenny Lambert                               530,000                      5.87%
1924 Bay Hill Drive
Las Vegas, NV  89117

Lancer Offshore Inc. / Lancer Voyager Fund                    2,000,000                     22.19%
c/o 375 Park Avenue, Suite 2006
New York, NY  10152

Frank Osborne                                                    20,000 (1)                  0.22%

Richard Seibert                                                  50,000                      0.55%

David Strong                                                     20,000 (2)                  0.22%

                                                                                      Percent of Shares
Name and Address of Beneficial Owner                       Number of Shares           Beneficially Owned
----------------------------------------------------  ---------------------------  ----------------------
Robert L. White                                               1,766,000 (3)                 19.58%

All Directors and Executive Officers as a Group               1,868,000 (4)                 20.72%
(6 persons)

----------------------------
(1) Includes 20,000 shares issuable upon exercise of currently exercisable options by Mr. Osborne.
(2) Includes 20,000 shares issuable upon exercise of currently exercisable options by Mr. Strong.
(3) Includes 30,000 shares issuable upon exercise of currently exercisable options by Mr. White and 8,000 shares issuable upon exercise of currently exercisable options by Mr. White's wife.
(4)  Includes shares issuable upon the exercise of options referenced in notes
     (1) through (3) above.

Item 5.   Directors, Executive Officers, Promoters and Control Persons.

Directors and Executive Officers

     The following table sets forth information regarding the directors and executive officers of Millionaire.com as of December 17, 1999. A description of their respective backgrounds follows below.

Name                                         Age                          Position
-----------------------------------------  -------  -----------------------------------------------------
Robert L. White                                 54  Chief Executive Officer, President and Director
Richard Seibert                                 43  Chief Financial Officer and Director
David Strong                                    56  Senior Vice President of Marketing, Secretary and
                                                    Director
Frank Osborne                                   52  Vice President, General Manager and Director
Dean Echols                                     54  Director
W. Kenneth Costanzo                             46  Director

     All of the officers identified above serve at the discretion of the Board of Directors of Millionaire.com.

     Robert L. White. Mr. White has served as the Chief Executive Officer and Chairman of the Board of Directors of Millionaire.com since November 24, 1998 and President of Millionaire since December 15, 1998. Mr. White has worked in the publishing, antique and collectible industry for over 30 years. In 1968, Mr. White founded the Robb Report, a monthly lifestyle magazine for the affluent, which he sold in 1983. From 1991 through August 1998, Mr. White was a self-employed appraiser, buyer and seller of fine art, automobiles, antiques and high-end collectibles. Through these activities, Mr. White developed a broad network of relationships with art and auction galleries and dealers, as well as luxury product manufacturers and retailers.

In addition, Mr. White served as the Chairman of American Heritage Archives in Atlanta, Georgia from 1992 through 1997.

     Richard Seibert. Mr. Seibert has served as the Chief Financial Officer and a Director of Millionaire.com since October, 1999. Prior to Millionaire.com, Mr. Seibert served as the Controller of The Great Gatsby's Auction Gallery, Inc., an auction gallery, from April 1999 to August 1999, as Vice President of Finance of Biscayne Apparel International, Inc., Varon Division, an apparel manufacturer, from March 1997 to March 1999, as Controller of Activewear Corporation of America, Inc., an apparel manufacturer, from June 1996 to March 1997 and Chief Financial Officer of VHC, Ltd., a holding company, from June 1995 to March 1996. His responsibilities in those positions included financial reporting, international banking, as well as management information systems and other operational management.

     David Strong. Mr. Strong has served as the Senior Vice President of Marketing and a Director of Millionaire.com since November, 1998. From 1993 to 1998, Mr. Strong was a Real Estate Broker with Prudential Commercial Services.

     Frank Osborne. Mr. Osborne has served as the Vice President, General Manager and a Director of Millionaire.com since November, 1998. Mr. Osborne has
significant experience in sales, marketing and general management.   From
October 1997 to April 1998, Mr. Osborne served as Senior Vice President of Sales and Marketing of Mother Oil Remediation Products. From May 1997 to September 1997, Mr. Osborne served as the Vice President of Sales of ISP Alliance. From December 1995 to April 1997, Mr. Osborne gained direct experience in the auction marketplace while serving as the Vice President of Sales of American Heritage Equities, a retail and wholesale antiques and auction business.

     Dean Echols. Mr. Echols has served as a Director of Millionaire.com since November, 1998. For more than a decade, Mr. Echols has been serving as the President and a Director of Manheim Government Auction Services, an auction company that sells over 6,000,000 units (valued at $30 Billion) from 80 auction locations annually.

     W. Kenneth Costanzo. Mr. Costanzo has served as a Director of Millionaire.com since March 10, 1999. In September, 1998, Mr. Costanzo founded and is President of Executive Solutions, Inc., which develops, manages and provides worldwide marketing and executive search consulting services to various Fortune 500 and new public companies. Prior to Executive Solutions, Inc., Mr. Costanzo was employed by W.R. Grace & Co., where he served as the Vice President of Global Marketing & Business Development for the Cryovac Division from May 1997 to September 1998, as the Vice President of Ventures and New Operations for the Cryovac Division from January 1996 to June 1997 and as Vice President of Global Human Resources from January 1994 to January 1996.

Director Compensation

     We have no established compensation arrangements with our directors but directors may be reimbursed for their reasonable expenses incurred in connection with the attendance at board and committee meetings. Directors are eligible to receive options to purchase common stock under our option plans.

Involvement in Certain Legal Proceedings

     On August 26, 1997, Robert White filed for personal bankruptcy under Chapter 7 in the United States Bankruptcy Court for the Northern District of Georgia. On March 17, 1998, Mr. White was discharged of all of his debts.

     On March 30, 1999, while Richard Seibert was serving as the Vice President of Finance, Biscayne Apparel International, Inc. filed for bankruptcy under Chapter 7 with United States Bankruptcy Court for the Southern District of New York.

Item 6.  Executive Compensation.

     The following table sets forth information for the fiscal year ended December 31, 1998 concerning the compensation paid and awarded to our Chief Executive Officer and all other executive officers whose total annual salary and bonus exceeded $100,000 during such period.

                           Summary Compensation Table

                                                                                              Long-Term Compensation
                             Annual Compensation                                                      Awards
                           ------------------------                                      ---------------------------------
                                                                          Other            Securities
Name and                     Fiscal                                       Annual           Underlying        All Other
Principal Position            Year        Salary        Bonus          Compensation         Options        Compensation
-------------------------  ----------  ------------  ------------  --------------------  --------------  -----------------
Robert L. White                  1998      $180,000       $90,000            $84,064(1)         150,000               ----
   Chief Executive
    Officer
   and President
Glen Ulmer                       1998          ----          ----               ----               ----               ----
David Cohen                      1998          ----          ----               ----               ----               ----
Michael Derrick             1996-1998          ----          ----               ----               ----               ----

__________________
(1) Includes (a) $50,000 paid to Mr. White for the purchase of an automobile to be used for business purposes, (b) $26,064 of premium payments made by Millionaire.com on behalf of Mr. White for his personal and family life insurance coverage, and (c) six pages per month in Millionaire.com's magazine, which pages have a value of $8,000.

Option Grants in 1998

     The following table sets forth grants of stock options for the year ended December 31, 1998 to our executive officers named in the Summary Compensation Table. The percentage of total options granted to employees in the last fiscal year is based on options to purchase an aggregate of 970,000 shares of common stock granted to our directors, officers, employees and consultants in the last fiscal year.

                       Option Grants in Last Fiscal Year
                              (Individual Grants)

                                                           Percent of Total
                                 Number of Securities     Options Granted to
                                  Underlying Options         Employees in        Exercise of      Expiration
        Name                           Granted                Fiscal Year        Base Price          Date
        ----                      ------------------      -------------------   -------------   ---------------
Robert L. White                          150,000                0.15%            $1.00              12/15/03

Year-End Option Values

     The following table provides some information about stock options held as of December 31, 1998 by our executive officers. No options were exercised by any officer or director during the fiscal year ended December 31, 1998. The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated assuming that the fair market value of common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth.

                         Fiscal Year-End Option Values

                     Number of                               Number of
                     Securities           Value of           Securities           Value of
                     Underlying         Unexercised          Underlying         Unexercised
                     Unexercised        In-the-Money         Unexercised         In-the-Money
                  Options at Fiscal       Options at      Options at Fiscal       Options at
                       Year End        Fiscal Year End         Year End        Fiscal Year End
    Name             Exercisable         Exercisable        Unexercisable       Unexercisable
   ------         ------------------   -----------------   -----------------    ---------------
Robert L. White         30,000             540,000             120,000             2,160,000

Frank Osborne           20,000             360,000              80,000             1,440,000

David Strong            20,000             360,000              80,000             1,440,000


Stock Option Plan

     General. We adopted a Stock Option Plan on November 24, 1998. The plan authorizes options to purchase up to 1,500,000 shares of our common stock. If options granted under the plan expire or are terminated for any reason without being exercised, the shares of common stock underlying such grant will again be available for purposes of the plan.

     Eligibility for Participation. Grants may be made to any of our employees and consultants.

     Administration of the Plan.  A Stock Option Committee comprised of Robert
L. White and Richard F. Seibert administers and interprets the plan. Such committee has the sole authority to:

    . determine the employees, officers, directors or consultants to whom grants will be made under the plan,

    . determine the type, size and terms of the grants to be made to each optionee,

    . determine the time when the grants will be made, the vesting period and the duration of any applicable exercise or restriction period, including the criteria for vesting, and

    . deal with any other matters arising under the plan.

    Types of Grants.  Grants under the plan may consist of:


    . options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code and

    . nonqualified stock options that are not intended to so qualify.

     Exercise Price of Options. Generally, the exercise price of common stock underlying an option shall be the fair market value per share of our common stock on the date of grant, provided that the exercise price of an incentive stock option granted to an employee who owns more than 10% of the common stock may not be less than 110% of the fair market value of the underlying shares of common stock on the date of grant. In order to exercise any option, the participant must pay the exercise price in cash.

     Term of Options. The Stock Option Committee will determine the term of each option which may be up to a maximum of ten years from the date of grant, except that the term of an incentive stock option granted to an employee who owns more than 10% of the common stock may not exceed five years from the date of grant.

     Vesting of Options. Unless otherwise provided by the Stock Option Committee, the options granted are exercisable immediately. The Stock Option Plan generally provides that options granted under the plan vest in accordance with the following vesting schedule: 20% shall vest on the first anniversary of the grant date and an additional 20% shall vest every year thereafter, contingent upon continued employment. In the event of termination, incentive stock options must be exercised within 30 days of termination of employment.

     Non-transferability of Options. An incentive stock option granted under the plan shall not be transferable otherwise than by will or by the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by him.

     Amendment and Termination of the Plan. The Stock Option Committee may amend or terminate the plan at any time; except that it may not make any amendment without stockholder approval that:

    . increases the maximum number of shares as to which options may be granted under the plan,

    . changes the class of persons eligible to receive options under the plan or

    . materially increases the benefits accruing to the optionees under the plan.

     The plan will terminate on the 10th anniversary of its effective date, unless the Board of Directors terminates the plan earlier or extends it with approval of the stockholders.

     Tax Consequences. The following description of the tax consequences of awards under the Stock Option Plan is based on present federal tax laws and does not purport to be a complete description of the tax consequences of the Stock Option Plan. There are generally no federal tax consequences as to the optionee or to us upon the grant of an option. On the exercise of an incentive stock option, the optionee will not recognize any income, and we will not be entitled to a deduction for tax purposes, although such exercise may give rise to liability for the optionee under the alternative minimum tax provisions of the Internal Revenue Code. However, if the optionee disposes of shares acquired upon the exercise of an incentive stock option within two years of the date of grant or one year of the date of exercise, the optionee will recognize ordinary income, and we will be entitled to a deduction for tax purposes in the amount of the excess of the fair market value of the shares of common stock on the date of exercise over the option exercise price (or the gain on sale, if less); the remainder of any gain, and any loss, to the optionee will be treated as capital gain or loss to the optionee. On the exercise of a nonqualified stock option, the amount by which the fair market value of common stock on the date of the exercise exceeds the option exercise price will generally be taxable to the optionee as ordinary income and will generally be deductible for tax purposes by us. The disposition of shares acquired upon exercise of a non-qualified option, or an incentive stock option, if after the one year and two year periods described above, will generally result in capital gain or loss to the optionee but will have no tax consequences to us.

     Section 162(m). Under Section 162(m) of the Internal Revenue Code, we may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1,000,000 paid to the chief executive officer or to any of the other four most highly compensated officers in any one year. Total remuneration would include amounts received upon the exercise of stock options. An exception exists, however, for "performance-based compensation," including amounts received upon the exercise of stock options pursuant to a plan approved by stockholders that meets certain requirements. The plan has been approved by stockholders and it is intended that grants of options thereunder meet the requirements of "performance-based compensation."

Employment Agreements

     Millionaire.com entered into an Employment Agreement with Robert L. White on December 23, 1998. The Agreement was amended on February 12, 1999 and on August 27, 1999. The employment agreement terminates on December 22, 2003, but automatically renews for additional five-year periods unless otherwise terminated under the terms of the agreement. Pursuant to the employment agreement, as amended, Mr. White is employed as Chairman of the Board, Chief Executive Officer and President at an annual base salary of $180,000 plus an annual bonus based on monthly auction sales and subscriptions/memberships, which bonus shall not be less than $60,000 nor more than $180,000 per year. Mr. White receives reimbursements for business-related expenses and is entitled to participate in our benefit plans. In addition, Millionaire.com has agreed to pay or reimburse Mr. White up to a maximum of $50,000 for an automobile. The automobile belongs to Millionaire.com and Mr. White must return the automobile upon termination of his employment. Mr. White is entitled to four weeks of paid vacation per year. The agreement may be terminated by either Mr. White or Millionaire.com at any time. If the agreement is terminated as a result of Mr. White's death we must continue to pay his salary to his spouse for a period which is the greater of (i) two years and (ii) the remainder of the term. If the agreement is terminated as a result of Mr. White's disability, we must continue to pay his salary for a period of not less than five years less by the amount of any disability payments received by Mr. White. If we terminate the agreement without cause, we must pay to Mr. White within five days after such termination a lump sum payment equal to five times the sum of his then annual base salary and maximum annual bonus or immediately enter into a ten-year consulting agreement with him. If Mr. White is terminated by us upon a "change of control", other than for cause, death or disability, or if he voluntarily terminates such employment within six months subsequent to a "triggering event" (as defined below), then we must pay him for a period of five years thereafter a severance payment of his annual salary, maximum annual bonus and benefits.

     Each of David Strong and Frank Osborne are parties to Employment Agreements with Millionaire.com. expiring on February 27, 2002. Pursuant to their respective agreements, David Strong is employed as Senior Vice President of Marketing at an annual salary of $120,000 and Frank Osborne is employed as Vice President and General Manager at an annual salary of $140,000. The other terms of their employment agreements are identical. Messrs. Strong and Osborne each receive four weeks of paid vacation per year and each receives reimbursements for business-related expenses and is entitled to participate in our benefit plans. Each agreement may be terminated by either party. If we do so without cause, we must continue to pay salary and benefits for the remainder of the term.

Item 7.  Certain Relationships and Related Transactions.

     There was a change in control in Millionaire.com on June 5, 1998, when David Cohen paid us $150,000 for 9,000,000 shares of our common stock and was appointed as our sole officer and director. The $150,000 was used to pay legal fees and a finder's fee to persons who introduced us to Mr. Cohen. The 9,000,000 shares were subsequently sold to other persons at Mr. Cohen's cost. Mr. Cohen resigned as the sole officer and director on September 1, 1998, after appointing Glen Ulmer of Salt Lake City, Utah to fill the vacancies created by his resignation.

     Lynn Dixon, Salt Lake City, Utah, was the principal purchaser of the 9,000,000 shares from Mr. Cohen and cancelled all but 100,000 of those shares in connection with the acquisition of LMAC. 100,000 shares became 300,000 shares after the 3 to 1 forward split which took place on November 24, 1998, 150,000 of which are owned by Mr. Dixon and 150,000 which are owned by an entity controlled by Mr. Dixon.

     During July-August 1998, one of our shareholders, who had served as an officer and director sold 942,000 shares of his stock for $100,000 to various persons. Lynn Dixon was a purchaser of a portion of this stock along with Mr. Abraham Salaman of Philadelphia, Pennsylvania, and persons introduced by them.

     Mr. Dixon and Mr. Salaman were key in locating LMAC as an acquisition candidate and in negotiating the terms of the acquisition.

     On December 15, 1998, we granted to the following executive officers and/or directors of Millionaire.com options to purchase the following amounts of shares of Millionaire.com's common stock at an exercise price of $1.00 per share:

    . 150,000 options to Robert White who serves as our Chairman of the Board, Chief Executive Officer, President and as one of our directors,

    . 40,000 options to Robin White, the wife of Robert White,

    . 100,000 options to Frank Osborne who serves as our Vice President, General
      Manager and as one of our directors,

    . 100,000 options to David Strong who serves as our Senior Vice President of Marketing, Secretary and as one of our directors,

    . 100,000 options to Dean Echols who serves as one of our directors.

     The above options vest in equal installments over 5 years, subject to continued employment.

     On January 14, 1999, Millionaire.com entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") and related ancillary documents with Auction Acquisition, Inc., a Georgia corporation, The Great Gatsby's Auction Gallery, Inc., a Georgia corporation, A.J. Nassar, Ted Tzavaras, Robert Slack and Robert White. Pursuant to the Merger Agreement, Millionaire.com's wholly-owned subsidiary, Auction Acquisition, Inc., merged with and into Great Gatsby's, with Great Gatsby's being the surviving corporation. Under the terms of the Merger Agreement, the Great Gatsby's shareholders received, among other things, an aggregate of 4,300,000 shares of common stock of Millionaire.com in exchange for 100% of the issued and outstanding capital stock of Great Gatsby's.

     Following the merger transaction on, June 8, 1999 Millionaire.com and its Chief Executive Officer, Robert L. White agreed to guaranty a certain NationsBank Line of Credit of Great Gatsby's in the original principal amount of $1,750,000. On September 27, 1999, however, the parties entered into an Agreement to Rescind all of the transactions contemplated under the Merger Agreement. Pursuant to the Agreement to Rescind, the parties agreed, among other things, (a) that the 4,300,000 shares of Millionaire.com's common stock issued to the Great Gatsby's shareholders are deemed cancelled, as if never issued and (b) Great Gatsby's shall secure from NationsBank the release of the guarantees provided by Millionaire.com and Mr. White for the Line of Credit. Each of the Great Gatsby's shareholders have agreed to return the certificates representing the 4,300,000 shares of Millionaire.com to be cancelled and Millionaire.com has agreed to return the certificates representing the Great Gatsby's shares. The parties are currently in the process of collecting such certificates and obtaining the release of guarantees.* All other conditions precedent in the Agreement to Rescind have been satisfied by the parties thereto. The parties agreed to submit to arbitration the expenses and legal fees related to the transition. Arbitration is scheduled to be concluded by December 31, 1999.

Item 8.  Description of Securities.

General

     Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value per share, of which 9,015,095 shares were issued and outstanding on December 15, 1999 and 5,000,000 shares of Preferred Stock, $0.001 par value per share, none of which are issued and outstanding immediately prior to the filing of this Form 10-SB.

Common Stock

     The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of common stock has pre-emptive right to subscribe for any additional shares of common or preferred stock, nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding up, and after we pay our creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the share of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Blank Check Preferred Stock

     We are authorized to issue up to 5,000,000 shares of preferred stock. Under the our Articles of Incorporation, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred

------------------------
/*/   There is a risk that 440,000 of these shares may not be returned to us.
See "Risks Associated with Rescission of the Merger with The Great Gatsby's Auction Gallery, Inc." at page 13 in the Risk Factors section.

stock, and to issue the preferred stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control without further shareholder action and may adversely affect their rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. These documents are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may obtained from of us.

Stock Options

     To date, we have granted an aggregate of 970,000 options to our employees and consultants. The options are evidenced by agreements between Millionaire.com and the individual optionees. Unless otherwise provided by the Stock Option Committee, the options have a 5-year term and are exercisable at a price of $1.00 per share pursuant to the following vesting schedule: 20% vest on the first anniversary of the grant date and an additional 20% vest every year thereafter, contingent upon continued employment of the optionee.

Transfer Agent

     Our transfer agent is Interwest Transfer Co., Inc., 1981 East 4800 South, Salt Lake City, Utah 84117, (801) 272-9294.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     On May 6, 1998, our common stock was approved for trading on the Nasdaq OTC Bulletin Board under the trading symbol "CRNA." We changed our trading symbol to "MLRE" on December 15, 1998. The following table sets forth, for the periods indicated, the range of the high and low bid quotations (as reported by Nasdaq). The bid quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions:

Period                                                             High                 Low
------                                                             ----                 ---
     Fiscal Year 1999
     ----------------
First Quarter                                                      18.87                 2.00
Second Quarter                                                      6.25                 2.13
Third Quarter                                                       3.06                 1.38
Fourth Quarter (through December 13, 1999)                          2.90                 1.25

    Fiscal Year Ended December 31, 1998
    -----------------------------------
Fourth Quarter (ended December 31, 1998)                           26.50                 0.00
Third Quarter
Second Quarter (from May 6, 1999)

     As of December 21, 1999, there are approximately 93 holders of record of Millionaire's common stock.

     We have never declared or paid cash dividends on our common stock. We intend to retain our earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Item 2.  Legal Proceedings.

     St. Ives, Inc. v. Millionaire.com. The plaintiff, Millionaire magazine's former printer, brought an action against Millionaire.com alleging that amounts were due under certain printing bills. The plaintiff seeks $552,873.82. Millionaire.com counterclaimed, alleging that the printer caused substantial problems on numerous occasions and requests an offset of damages in excess of such amount. This case is pending in Broward County, Florida.

     Annelise Kolde, et. al. v. Millionaire.com. Kolde, a former independent contractor/salesperson for Millionaire magazine, has sued Millionaire.com for alleged commissions owed and seeks to invoke certain stock options. The plaintiff seeks general damages in an undetermined amount, special damages in an amount exceeding $15,000, punitive damages, pre-judgment and post-judgment interest, pre-judgment garnishment and declaratory relief, injunctive relief, attorneys' fees and other costs as the court deems justified. This case is pending in Kauai, Hawaii.

     Luxury Media Corp. and Robb Report, Inc. v. Millionaire.com. Plaintiffs recently brought this action, alleging that Millionaire.com has violated a non-competition covenant and has infringed upon the Robb Report trademark. This case is pending in the Unites States District Court for the District of Massachusetts.

     In the Matter of Millionaire.com. In March 1999, we received a subpoena from the Securities and Exchange Commission in connection with an investigation the SEC has begun into Millionaire.com. We have provided the SEC documents in response to the subpoena and some of our employees have provided testimony. We are continuing to cooperate fully with the SEC in this matter.

Item 3.  Recent Sales of Unregistered Securities

     The following securities were issued by us within the past three years and were not registered under the Securities Act of 1933, as amended (the "Act").

     On June 5, 1998, we issued 9,000,000 restricted shares of our common stock to David Cohen for $150,000.

     On December 15, 1998, we issued 2,400,000 restricted shares of our common stock in exchange for all the issued and outstanding shares of Lifestyles Media Acquisition Corporation.

     On December 15, 1998, we issued 1,000,000 unrestricted shares of our common stock to certain purchasers in a private offering.

     On December 15, 1998, we granted options to purchase an aggregate of 970,000 shares of common stock at an exercise price of $1.00 per share to certain employees and consultants for services rendered pursuant to Rule 701 of the Act.

     On December 30, 1998 we issued 1,200,000 restricted shares of our common stock to certain purchasers in a private offering.

     On January 6, 1999, we issued 25,000 restricted shares of our common stock to Fortune Marketing and Capital for services rendered.

     On January 6, 1999, we issued 15,000 restricted shares of our common stock to Merchants T&F in repayment of a bridge loan made to us in December 1998.

     On January 14, 1999, we issued 600,095 restricted shares of our common stock to certain purchasers in a private offering.

     On March 5, 1999, we issued 25,000 restricted shares of our common stock to Fortune Marketing and Capital for services rendered.

     On April 13, 1999, we issued 4,300,000 restricted shares of our common stock in exchange for all the issued and outstanding shares of The Great Gatsby's Auction Gallery, Inc.

     On November 29, 1999, we issued 50,000 restricted shares of our common stock to Richard Seibert for services rendered.

     The sale and issuance of securities in the transactions described set forth above were exempt from registration under the Securities Act in reliance on
Section 4(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder as transactions by an issuer not involving a public offering where the purchasers were sophisticated investors who represented their intention to acquire securities for investment only and not with a view to distribution and received or had access to adequate information about Millionaire.com.

     The sale and issuance of the options described above were exempt from registration under the Securities Act in reliance on Rule 701 as transactions under a written compensatory benefit plan established by Millionaire.com for the participation of its employees, directors, officers, consultants and advisors.

     No underwriters were employed in any of the above transactions.

Item 4.  Indemnification of Directors and Officers.

     Pursuant to the Articles of Incorporation, Millionaire.com is required to indemnify, and advance expenses as they are incurred by, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Millionaire.com, or who is serving at the request or direction of Millionaire.com as a director or officer of another corporation or other enterprise, against expenses including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by Nevada law.

     Millionaire.com entered into Indemnification Agreements, dated as of October 28, 1999, with each of Robert L. White, Frank Osborne, David Strong, Rick Seibert, W. Kenneth Costanzo and Dean Echols. The Indemnification Agreements provide that Millionaire.com shall indemnify each of them if he was, is, or is threatened to be made to become involved in any "proceeding" (as defined below) against any and all expenses (including attorneys' fees) and any and all judgments, fines, and penalties entered or assessed against him, and any and all amount reasonably paid or payable in settlement by him, incurred with respect to such proceeding, so long as he (i) acted in good faith and (ii) he reasonably believed (A) in the case of conduct in his official capacity, that such conduct was in the best interests of Millionaire.com, (B) in all other cases, that such conduct was at least not opposed to the best interests of Millionaire.com and (C) in the case of a proceeding of a criminal nature, in addition, that he had no reasonable cause to believe that his conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, be determinative that the person did not meet this standard of conduct.

     A "proceeding" means any threatened, pending or completed investigation, claim, action, suit or proceeding, whether of a civil, criminal, administrative, arbitrative, or investigative nature (including, without limitation, any action, suit or proceeding by or in the right of the corporation to procure a judgment in its favor, whether formal or informal, in which he may be or may have been or may be threatened to be made to become involved in any manner (including, without limitation, as a party or a witness), by reason of the fact that he is or was a director, officer, employee or agent of Millionaire.com, or is or was serving at the request of the Board of Directors or an officer of Millionaire.com as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise (whether or not for profit), or by reason of anything actually or allegedly done or not done by him in any such capacity, whether or not he is serving in such capacity at the time any liability or expense is incurred for with indemnification or reimbursement can be provided under the Indemnification Agreement.

     Notwithstanding, anything to the contrary, the Indemnification Agreements also provide that Millionaire.com shall indemnify each of these directors and/or officers against all expenses incurred in connection with the defense of any proceeding or any claim, issue or matter therein to the extent that such person has been successful on the merits or otherwise, including the dismissal of an action without prejudice. The termination of any proceeding by judgment, order of court, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith, in a manner which he reasonably believed to be in the best interests of Millionaire.com, or with respect to any proceeding of a criminal nature, that such person had reasonable cause to believe that his conduct was unlawful.

     Any such indemnification shall be made by Millionaire.com only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. Such determination shall be made:

    . by the Board of Directors, (A) when there are two or more disinterested directors, by a majority vote of all of the disinterested directors or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote, or (B) when there are fewer than two disinterested directors, then by the affirmative vote of a majority of directors present, in the presence of a quorum, unless the vote of a greater number of directors is required for action by the board and in which authorization directors who do not qualify as disinterested directors may participate, or

    . by the stockholders, but the shares owned or voted under the control of the person to be indemnified may not be voted on the authorization.

        CONSOLIDATED FINANCIAL STATEMENTS
           AND REPORT OF INDEPENDENT
          CERTIFIED PUBLIC ACCOUNTANTS
                Millionaire.com
        September 30, 1999, December 31, 1998 and 1997

                                C O N T E N T S


                                                             Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS              3

CONSOLIDATED FINANCIAL STATEMENTS

 CONSOLIDATED BALANCE SHEETS                                    4

 CONSOLIDATED STATEMENT OF OPERATIONS                           6

 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)       7

 CONSOLIDATED STATEMENT OF CASH FLOWS                           8

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                     9


               Report of Independent Certified Public Accountants
               --------------------------------------------------



To the Board of Directors
Millionaire.com

We did not audit the accompanying financial statements as of September 30, 1999 and for the nine month periods ended September 30, 1999 and 1998, and accordingly, we do not express an opinion on them.

We have audited the accompanying consolidated balance sheets of Millionaire.com and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of stockholders' equity for the years then ended, and the related consolidated statements of operations and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Millionaire.com and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $797,051 and cash used in operating activities of $689,877 during the year ended December 31, 1998. These factors, among others, as discussed in Note B to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B.
The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Atlanta, Georgia
November 18, 1999

                                Millionaire.com

                          CONSOLIDATED BALANCE SHEETS

                                  December 31,



                                     ASSETS


                                                         September 30,        December 31,
                                                                         ---------------------
                                                              1999           1998       1997
                                                         --------------  -----------   -------
                                                          (unaudited)

CURRENT ASSETS
 Cash (Note A-3)                                            $  109,869     $3,226,634  $40,508
 Certificate of deposit                                      1,038,928              -        -
 Accounts receivable - trade, less allowance
  for doubtful accounts of $250,000, $49,603 and
  $0 for 1999, 1998 and 1997, respectively (Note A-7)          878,649         62,545   10,983
 Inventories (Note A-6)                                        479,174          3,891        -
 Prepaid expenses                                              174,823         23,133        -
                                                            ----------     ----------  -------

     Total current assets                                    2,681,443      3,316,203   51,491

EQUIPMENT AND SOFTWARE
 (Notes A-4, C and G)
  Equipment                                                    158,136         21,554      499
  Software                                                     140,623         54,829        -
                                                            ----------     ----------  -------
                                                               298,759         76,383      499
  Less accumulated depreciation                                 26,737          1,545      249
                                                            ----------     ----------  -------
                                                               272,022         74,838      250

OTHER ASSETS
 Deposits                                                        5,439         54,539        -
 Trademarks, net of accumulated amortization
  of $120,943 and $37,213 in 1999 and 1998,
  respectively (Notes A-9 and C)                             1,553,652      1,637,382        -
                                                            ----------     ----------  -------
                                                             1,559,091      1,691,921        -
                                                            ----------     ----------  -------

                                                            $4,512,556     $5,082,962  $51,741
                                                            ==========     ==========  =======



The accompanying notes are an integral part of these statements.

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                     September 30,           December 31,
                                                                     --------------------------
                                                          1999          1998          1997
                                                     --------------  -----------  -------------
                                                      (unaudited)

CURRENT LIABILITIES
 Accounts payable                                      $ 1,115,626   $  106,390   $     47,465
 Due to related parties (Note D)                            22,536            -         57,500
 Accrued expenses                                           48,368       93,545              -
 Deferred revenue                                          382,421       45,620              -
 Notes payable (Note E)                                      7,812      232,812              -
 Current portion of long-term note (Note F)                 92,775       87,524              -
                                                       -----------   ----------   ------------

   Total current liabilities                             1,669,538      565,891        104,965

LONG-TERM DEBT (Note F)                                  1,194,295    1,287,071              -

COMMITMENTS AND CONTINGENCIES
 (Note G)                                                        -            -              -

STOCKHOLDERS' EQUITY (DEFICIT)
 (Note H)
  Common stock, authorized, 50,000,000 shares
   of $.001 par value, 8,565,000, 7,900,000 and
   3,000,000 shares issued and outstanding,
   respectively                                              8,565        7,900          3,000
  Preferred stock, authorized 5,000,000 shares of
   $.001 par value, no issued and outstanding
   shares                                                        -            -              -
  Additional paid-in capital                             6,111,710    4,092,375         17,000
  Retained earnings (deficit)                           (4,471,552)    (870,275)       (73,224)
                                                       -----------   ----------   ------------

   Total stockholders' equity (deficit)                  1,648,723    3,233,000        (53,224)
                                                       -----------   ----------   ------------

                                                       $ 4,512,556   $5,082,962   $     51,741
                                                       ===========   ==========   ============


                                Millionaire.com

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                        Nine months ended        Year ended
                                                          September 30,         December 31,
                                                   ---------------------------  -------------
                                                        1999          1998          1998
                                                   --------------  -----------  -------------
                                                    (unaudited)    (unaudited)

Net sales (Note A-2)
 Magazine sales                                      $   189,757   $   80,049     $  100,737
 Advertising sales                                     1,809,477      342,956        344,316
 Inventory sales                                         636,813            -          1,422
                                                     -----------   ----------     ----------
                                                       2,636,047      423,005        446,475

Cost of sales
 Publishing costs                                      1,900,366      292,812        291,530
 Inventory cost of sales                                 693,358            -          1,087
                                                     -----------   ----------     ----------
                                                       2,593,724      292,812        295,017
                                                     -----------   ----------     ----------

     Gross profit                                         42,323      130,193        151,458
Operating expenses                                     3,616,291      283,596        919,909
                                                     -----------   ----------     ----------
     Loss from operations                             (3,573,968)    (153,403)      (768,451)

Other income (expenses)
 Interest income                                          65,746           30             30
 Interest expense                                       (113,631)      (9,521)       (30,957)
 Other income                                             20,576            -          2,327
                                                     -----------   ----------     ----------
                                                         (27,309)      (9,491)       (28,600)
                                                     -----------   ----------     ----------
     Net loss before provision for income taxes       (3,601,277)    (162,894)      (797,051)

Income tax expense (Note I)                                    -            -              -
                                                     -----------   ----------     ----------

     Net loss                                        $(3,601,277)  $ (162,894)    $ (797,051)
                                                     ===========   ==========     ==========


Net loss per common share (Note A-13)                     $(0.42)      $(0.05)        $(0.22)
                                                     ===========   ==========     ==========

Weighted average number of shares
 Basic                                                 8,540,566    3,139,956      3,699,935
                                                     ===========   ==========     ==========
 Diluted                                               9,350,070    3,139,956      4,105,982
                                                     ===========   ==========     ==========



The accompanying notes are an integral part of these statements.

                                Millionaire.com

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                   Years ended December 31, 1998 and 1997 and
                nine months ended September 30, 1999 (Unaudited)




                                            Common Stock      Additional    Retained
                                       ---------------------   paid-in      Earnings
                                         Shares      Amount    capital     (Deficit)       Total
                                       -----------  --------  ----------  ------------  ------------

Balance, December 31, 1997              3,000,000   $ 3,000   $   17,000  $   (73,224)  $   (53,224)

Issuance of common shares               9,000,000     9,000      141,000            -       150,000
Cancellation of common shares          (8,700,000)   (8,700)           -            -        (8,700)
Merger transaction                      2,400,000     2,400            -            -         2,400
Issuance of common shares to
 purchasers in private offering, net
 of issuance costs of $63,425           1,000,000     1,000      935,575            -       936,575
Issuance of common shares               1,200,000     1,200    2,998,800            -     3,000,000

Net loss                                        -         -            -     (797,051)     (797,051)
                                       ----------   -------   ----------  -----------   -----------

Balance, December 31, 1998              7,900,000     7,900    4,092,375     (870,275)    3,230,000

Issuance of common shares                 600,095       600    1,499,400            -     1,500,000
Issuance of common shares
 for services                              15,000        15       44,985            -        45,000
Issuance of common shares
 for services                              25,000        25      137,475            -       137,500
Issuance of common shares
 for services                              25,000        25      337,475            -       337,500

Net loss                                        -         -            -   (3,601,277)   (3,601,277)
                                       ----------   -------   ----------  -----------   -----------

Balance, September 30, 1999
 (unaudited)                            8,565,095   $ 8,565   $6,111,710  $(4,471,552)  $ 1,648,723
                                       ==========   =======   ==========  ===========   ===========




The accompanying notes are an integral part of this statement.

                                Millionaire.com

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                        Nine months ended
                                          September 30,          Year ended
                                   ---------------------------   December 31,
                                        1999          1998          1998
                                   --------------  -----------  -------------
                                    (unaudited)    (unaudited)

Cash flows from operating
 activities
 Net loss                            $(3,601,277)   $(162,894)    $ (797,051)
 Adjustments to reconcile net
  loss to net cash
  Provided by operating
   activities:
   Depreciation and amortization         108,922       12,648         42,209
   Issuance of common stock for
    services rendered                    520,000            -              -
   Changes in operating assets
    and liabilities:
     Increase in accounts
      receivable                        (816,104)    (163,673)       (51,562)
     Increase in inventories            (475,283)      (1,101)        (3,891)
     Increase in prepaid
      expenses and deposits             (102,590)     (56,388)       (77,672)
     Increase (decrease) in
      accounts payable                 1,009,236      (39,531)        58,925
     Increase (decrease) in
      accrued expenses                   (45,177)      15,918         93,545
     Increase in deferred revenue        336,801            -         45,620
                                     -----------    ---------     ----------

      Net cash used in operating
       activities                     (3,065,472)    (395,021)      (689,877)

Cash flows from investing
 activities:
 Purchase of equipment and
  software                              (222,378)     (11,278)       (76,783)
 Purchase of certificate of
  deposit                             (1,038,926)           -              -
                                     -----------    ---------     ----------

      Net cash used in investing
       activities                     (1,261,304)     (11,278)       (76,783)

Cash flows from financing
 activities:
 Proceeds from notes payable                   -       46,000        271,000
 Principal payments on notes
  payable                               (225,000)           -        (38,188)
 Net proceeds from (payments) to
  related parties                         22,536      (35,000)       (57,500)
 Proceeds from common stock
  offering, net                        1,500,000      825,000      4,077,474
 Principal payments on long-term
  debt                                   (87,525)    (300,000)      (300,000)
                                     -----------    ---------     ----------

      Net cash provided by
       financing activities            1,210,011      536,000      3,952,786
                                     -----------    ---------     ----------

Net increase in cash and cash
 equivalents                          (3,116,765)     129,701      3,186,126

Cash and cash equivalents at
 beginning of year                     3,226,634       40,508         40,508
                                     -----------    ---------     ----------

Cash and cash equivalents at end
 of year                             $   109,869    $ 170,209     $3,226,634
                                     ===========    =========     ==========

Supplemental disclosure
-----------------------

 Interest paid                       $    89,982    $       -     $        -
                                     ===========    =========     ==========

 Income taxes paid                   $         -    $       -     $        -
                                     ===========    =========     ==========


                                Millionaire.com

Supplemental Disclosure of Non-cash Transactions
------------------------------------------------

 Year ended December 31, 1998
 ----------------------------

 The Company issued a $1,674,595 note payable acquire the stock and the trademarks of Lifestyle Media Corporation (see Note H).


 Nine-Months Ended September 30, 1999 (Unaudited)
 ------------------------------------

 The Company bartered approximately $725,000 of magazine advertisements for goods and services.

 The Company issued 50,000 shares of common stock for investor relations services.

 The Company issued 15,000 shares of common stock to obtain short-term financing.



The accompanying notes are an integral part of these statements.

                                Millionaire.com

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 September 30, 1999, December 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Nature of Operations
   --------------------

Millionaire.com (the Company) is a magazine publisher and an auction gallery engaged in the business of buying and selling antiques and other luxury goods.

2. Principles of Consolidation and Basis of Financial Statement Presentation
   -------------------------------------------------------------------------

The consolidated financial statements include the Company's wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

3. Revenue Recognition
   -------------------

The Company derives revenues from the sale of magazine subscriptions and advertising as well as auction sales and related commissions. Magazine revenues are recognized over the term of the subscription. Advertising revenue is recognized over the advertising term. Auction revenues are recognized at the conclusion of the bidding process.

Bartering (Unaudited)
---------------------

During the nine-month period ended September 30, 1999, the Company exchanged magazine advertisements for goods and services. These non-monetary transactions have been accounted for under APB Opinion NO. 29, Accounting for Nonmonetary Transactions and EITF issue No. 93-11, Accounting for Barter Transactions Involving Barter Credits. The non-monetary transactions were accounted for based on the fair value of the goods exchanged. An impairment of the non-monetary asset exchanged is recognized prior to recording the exchange if the fair value of that asset is less than its carrying amount. The impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

4. Cash and Cash Equivalents
   -------------------------

For the purposes of financial reporting, the Company considers all highly liquid investments purchased with original maturities of less than three months to be cash equivalents.

                                Millionaire.com

                 September 30, 1999, December 31, 1998 and 1997

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

5. Property and Equipment
   ----------------------

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Leased property under capital leases is amortized over the lives of the respective leases or over the service lives of the assets for those leases, which substantially transfer ownership. Depreciation for property and equipment is calculated using the declining balance method and buildings are depreciated under the straight-line method over the following estimated lives:

     Property and equipment             5-7 years

6. Income Taxes
   ------------

The Company accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards Number 109 (SFAS
109), Accounting for Income Taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A valuation allowance is provided for deferred tax assets when it is more likely than not that the assets will not be realized.

7. Inventories
   -----------

Inventories are comprised solely of antiques and other luxury goods. Inventories are stated at the lower of cost or market; cost is determined using the specific identification method.

8. Allowance for Doubtful Accounts
   -------------------------------

The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. When amounts are determined to be uncollectible, they will be charged to operations when that determination is made.

9. Trademarks
   ----------

Trademarks are stated on the basis of cost basis. Amortization is calculated using the straight-line method over 15 years. Trademarks are periodically reviewed for impairment of carrying amount as compared to the fair value of the assets.

10. Fair Value of Financial Instruments
    -----------------------------------

The Company's financial instruments include cash, notes payable and long-term debt. The carrying value of notes payable approximates fair value due to the relatively short period to maturity. Carrying value of the long-term debt approximates fair value.

                                Millionaire.com

                 September 30, 1999, December 31, 1998 and 1997



NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

11. Use of Estimates
    ----------------

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

12. Concentration of Credit Risk
    ----------------------------

The Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

13. Loss Per Common Share
    ---------------------

Basic loss per common share has been calculated using the weighted average number of shares of common stock outstanding during each period as adjusted for the forward stock split as discussed in Note H. Diluted loss per common share is not disclosed because the effect of the exchange or exercise of common stock equivalents would be antidilutive.

14. Advertising Costs
    -----------------

Advertising costs are charged to expense as incurred. Advertising expense was approximately $37,000 for the year ended December 31, 1998.

15. Stock Options
    -------------

Stock options have been accounted for under APB Opinion 25 and related interpretations and Statement of Financial Accounting Standards No. 123. No compensation cost has been reflected in the accompanying financial statements. The pro forma effect of compensation costs have been disclosed in Note M.


NOTE B - REALIZATION OF ASSETS

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company, as a going concern. However, the Company has sustained a net loss of $797,051 for the year ended December 31, 1998. The Company has used, rather than provided, cash in its operations for the year ended December 31, 1998.

                                Millionaire.com

                 September 30, 1999, December 31, 1998 and 1997



NOTE B - REALIZATION OF ASSETS - Continued

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts show in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its operating cash requirements and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

In response to the matters described in the preceding paragraphs, management is pursuing additional equity financing. Management believes that this additional financing will allow the Company to rigorously pursue its expansion efforts in the upcoming year and that this expansion will strengthen the Company's cash flow position to provide the Company with the ability to continue in existence.


NOTE C - TRADEMARKS AND ACQUISITION

On August 14, 1998, the Life Style Media Acquisition Corporation (LMAC) purchased all the outstanding common shares of Life Style Media Corporation ("LMC") and the trademarks Millionaire and Billionaire. The purchase price consisted of a $1,674,575 note payable. The total purchase price of $1,674,575 was assigned to the trademarks.


NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 1997, $57,500 was due to shareholders for advances to the Company. The advances were payable on demand, unsecured and non-interest bearing. These advances were repaid during 1998.

                                Millionaire.com

                 September 30, 1999, December 31, 1998 and 1997


NOTE E - NOTES PAYABLE

The notes payable balance of $232,812 consisted of two notes payable at December 31, 1998. There were no notes payable at December 31, 1997. The two notes payable at December 31, 1998 consisted of :

A note payable to a financing company in the amount of $225,000 at December 31, 1998. The note carried interest at approximately 40%, is unsecured and is payable in full by February 18, 1999. As an additional cost of obtaining the loan, the Company issued 15,000 shares of the Company's common stock to the financing company. In the event that the financing company is unable to sell the shares of the Company's common stock within one year from the date of the loan, the Company has guaranteed to repurchase the shares at $3.00 per share. There were no loan covenants associated with the note.

A note payable to a finance company in the amount of $7,812 at December 31, 1998. The note accrues interest at 9%, is unsecured and is payable in full by February 18, 1999. There were no loan covenants associated with the note.


NOTE F - LONG-TERM DEBT

As described in Note C, the company's wholly-owned subsidiary, Life Style Media Acquisition Corporation ("LMAC"), purchased the trademarks and all of the outstanding shares of LMC. As part of the purchase price of the trademarks, LMAC entered into a long-term debt agreement with the shareholders of LMC.
The long-term debt consisted of an initial balance of $1,674,595, of which $300,000 was paid prior to closing the acquisition of LMC. The long-term debt is secured by the trademarks "Millionaire" and "Billionaire". There are no covenants associated with this long-term debt. The remaining principal portion of the long-term debt, $1,374,595, accrues interest at 6% and is due in five annual installments on the anniversary date of the note as indicated below:

    Due on August 14,
         1999                             $   87,524
         2000                                 92,776
         2001                                268,342
         2002                                284,443
         2003                                641,510
                                          ----------

                                          $1,374,595
                                          ==========

NOTE G - COMMITMENTS AND CONTINGENCIES

Litigation
----------

The Company is engaged in various pending or threatened lawsuits, either as plaintiff or defendant, involving alleged violations of non-compete covenants, disagreements with its former employees and breach of contract. In the opinion of management, based upon advice of counsel, the ultimate outcome of these lawsuits will not have a material impact on the Company's consolidated financial statements.

                                Millionaire.com

                September 30, 1999, December 31, 1998 and 1997



NOTE G - COMMITMENTS AND CONTINGENCIES - Continued

Litigation - Continued
----------------------

Legal proceedings involving the Company include, but may not be limited to:

St. Ives, Inc. v. Millionaire. com. The plaintiff, Millionaire magazine's former printer, brought an action against Millioniare.com alleging that amounts were due under certain printing bills. The plaintiff seeks $552,984. Millionaire.com counterclaimed, alleging that the printer caused substantial problems on numerous occasions and requests an offset of damages in excess of such amount. This case is pending in Broward County, Florida. The Company has accrued these costs in accounts payable at September 30, 1999 (unaudited).

Annelise Koalde, et. Al. v. Millionaire.com. Kolde, a former independent contractor/salesperson for Millionaire magazine, has sued Millionaire.com for alleged commissions owed and seeks to invoke certain stock options. The plaintiff seeks general damages in an undetermined amount, special damages in an amount exceeding $15,000 punitive damages, pre-judgment and post-judgment interest, pre-judgment garnishment and declaratory relief, injunctive relief, attorneys' fees and other costs as the court deems justified. This case is pending in Kauai, Hawaii.

Luxury Media Corp. and Robb Report, Inc. v Millionaire.com. Plaintiffs recently brought this action, alleging that Millionaire.com has violated a non-competition covenant and has infringed upon the Robb Report trademark. This case is pending the United States District Court for the District of Massachusetts..

In March 1999, the Company received a subpoena from the Securities and Exchange Commission. In connection with an investigation the SEC has begun into Millionaire.com. The Company has provided the SEC documents in response to the subpoena and some of our employees have provided testimony. Management intends to cooperate fully with the SEC in this matter.

                                Millionaire.com

                September 30, 1999, December 31, 1998 and 1997



NOTE G - COMMITMENTS AND CONTINGENCIES - Continued

Leases
------

The Company is obligated under the terms of various lease arrangements for its operating facility and various equipment.

The minimum operating lease commitments of the operating facility as of December 31, 1998 are due as follows:


    For the year ending
        December 31,                                 Amount
------------------------                             ------

            1999                                $  274,619
            2000                                   304,131
            2001                                   309,091
            2002                                   314,051
            2003                                   319,011
            Thereafter                           1,698,139
                                                ----------

                                                $3,219,042
                                                ==========

The minimum operating lease commitments for various equipment is minimal and not included in the above schedule. Rent expense for 1999 totaled approximately $330,000.

Proposed Public Offering
------------------------

In 1999, the Company's Board of Directors approved the filing of a registration statement under the Securities Act of 1934, for a public offering of up to $10 million of the Company's common stock. The Company intends to use approximately $2 million of the proceeds to acquire prospective auction galleries and the remainder for general corporate purposes.

Guarantee of Debt
-----------------

The Company and an officer of the Company have guaranteed a $1,750,000 line of credit (see Note J).

Repurchase of Common Stock
---------------------------

The Company has issued 15,000 shares of common stock to a financial institution as additional costs of obtaining a loan (see Note E). In the event the financial institution is unable to sell the shares of common stock within one year from the date of the loan, the Company has guaranteed to repurchase the shares at $3.00 per share. Accordingly, additional interest expense of $45,000 was recognized in the accompanying financial statements.

                                Millionaire.com

                September 30, 1999, December 31, 1998 and 1997



NOTE H - STOCKHOLDERS' EQUITY

The Company was organized in the State of Florida on February 15, 1995 under the name of World Circle Trust Fund, Inc. In November, 1995, the Company changed its name to Charter Investor Relations of North America, Inc. The Company later changed its name to Millionaire.com (the "Company") and changed its corporate domicile to the State of Nevada.

In 1995, the Company issued 3,000,000 shares of common stock, retroactively adjusted for the 3 for 1 forward split. The 3,000,000 shares were issued for services rendered at an aggregate value of $10,000. There were no further common stock transactions until 1998.

The Company has two types of stock, common stock and preferred stock. There are 50,000,000 shares of authorized $.001 par value common stock of which 7,900,000 and 3,000,000 were outstanding at December 31, 1998 and 1997, respectively. The 1997 amounts are adjusted for a 3 for 1 forward split and a change in par value from $1.00 per share to $.001 per share. There are 5,000,000 shares of authorized $.001 par value preferred stock. As of December 31, 1998 and 1997 there were no outstanding shares of preferred stock.

During 1998, the Company sold 9,000,000 shares for $150,000. The $150,000 was subsequently used for legal and administrative matters. Subsequently, a shareholder agreed to cancel 8,700,000 shares of common stock.

During 1998, the Company issued 2,400,000 common shares to acquire all of the outstanding shares of Life Style Media Acquisition Corporation ("LMAC"). LMAC was formed in 1998 and shortly after its formation issued $1,000,000 of notes payable, solely to accredited investors, which were convertible into shares of the Company. Following the issuance of the $1,000,000 in notes payable, LMAC acquired all of the outstanding shares of Life Style Media Corporation ("LMC") and its trademarks, Millionaire and Billionaire (See Note C).

In December 1998, the Company began a private placement to sell an additional 1,800,000 shares of $.001 par value common stock for a price of $2.50 per share. As of December 31, 1998, the Company had collected $3,000,000 in offering proceeds. Subsequent to December 31, 1998, the Company collected an additional $1,500,000 in offering proceeds.

During 1999, the Company issued 15,000 shares to a financing company as an inducement to extend credit to the Company. All shares were recorded at fair market value at the date of issuance. The Company recognized $45,000 in expense for services rendered. The Company also issued 50,000 shares to an investor relations firm which resulted in $475,000 of expense recognition for the services.

                                Millionaire.com

                September 30, 1999, December 31, 1998 and 1997

NOTE I - INCOME TAXES

Following is a summary of the significant components of the Company's deferred tax assets and liabilities at:

                                            Nine months
                                               ended
                                           September 30,     Year ended December 31,
                                           --------------   ------------------------
                                                1999           1998          1997
                                           --------------   ----------     ---------
                                            (unaudited)

     Deferred tax assets (liabilities):
          Allowance for bad debts            $    98,750     $  19,296    $        -
          Operating loss carryforwards         1,487,117       293,661        28,474
          Depreciation                            (2,325)         (745)            -
          Deferred revenue                       151,056        17,746             -
          Other                                    5,835         5,835             -
          Valuation allowance                 (1,740,433)     (335,793)      (28,474)
                                             -----------     ---------    ----------

                                             $         -     $       -    $        -
                                             ===========     =========    ==========

                                           September 30,           December 31,
                                             -----------     -----------------------
                                                 1999          1998          1997
                                             -----------     ---------    ----------

     Long-term asset                         $ 1,490,627     $ 298,751    $   28,474
     Short-term asset                            249,806        37,042             -
                                             -----------     ---------    ----------
     Valuation allowance                      (1,740,433)     (335,793)      (28,474)
                                             -----------     ---------    ----------

                                             $         -     $       -    $        -
                                             ===========     =========    ==========

At December 31, 1998, the Company had net operating loss carryforwards for tax reporting purposes of approximately $750,000. These net operating loss carryforwards will begin expiring in the year 2010.

The income tax provision for the year ended December 31, 1998 differs from the amount determined by applying the applicable U.S. statutory federal income tax rate to pretax results of operations. This difference is a result of applying valuation allowances against the deferred tax assets.

Reconciliation of statutory Federal tax rates to the effective tax rate for the year ended December 31, 1998 is as follows:

  Income tax benefit at applicable Federal rate of 34%        $ 270,997
  State tax benefit, net of Federal income tax effect            39,056
  Other                                                          (2,734)
                                                               --------
                                                                307,319
  Increase in deferred income tax asset valuation allowance     307,319
                                                               --------

   Net income tax benefit                                     $       -
                                                               ========

                                Millionaire.com

                          December 31, 1998 and 1997



NOTE  J - SUBSEQUENT EVENTS

On January 14, 1999 the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with an auction house (the "Acquiree") located in Chamblee, Georgia. The Merger was consummated on February 12, 1999. The Acquiree is in the business of selling antiques and unique collectibles. The Merger Agreement called for the wholly-owned subsidiary of the Company to merge with the Acquiree. Under the terms of the Merger Agreement, the shareholders of the Acquiree received, among other things, an aggregate of 4,300,000 shares of common stock of the Company in exchange for 100% of the issued and outstanding shares of the Acquiree. Subsequent to the Merger Agreement, situations arose which prevented the continuation of the Merger Agreement as previously agreed upon.

The Company and the Acquiree agreed, as of September 27, 1999 to rescind the Merger Agreement. Accordingly, the Agreement to Rescind enables the two parties to restore, to the extent possible, the Company and the Acquiree to their respective positions prior to the Merger Agreement. The Agreement to Rescind canceled the 4,300,000 common shares of the Company previously issued to the Acquiree's shareholders. The shares of the Acquiree were returned to the shareholders of the Acquiree. In addition to the returning of shares, the Company will no longer be obligated to fulfill the $1,000,000 Promissory Note executed at the time of Merger. The Company and an officer of the Company may be released from their respective guarantees of a $1,750,000 line of credit. As of November 18, 1999, the Company and the officer of the Company have not been released from their guarantees.

As part of the Agreement to Rescind, the Acquiree and the Company have agreed to reimburse the other for fees and expenses incurred during the time of the merged company. Fees and expenses to be reimbursed relate primarily to legal services, cost of sales and administrative costs. The net liability or receivable of the Company relating to the reimbursable costs has not yet been determined. None of the transactions of the Acquiree have been reflected in the accompanying financial statements. Management believes that no additional contingent liabilities exist with respect to the Agreement to Rescind.

The Agreement to Rescind requires, among other things, the shareholders of the Acquiree who received shares of the Company's common stock in the merger to return all of the Company's shares and these shares have been cancelled by resolution of the Company's Board of Directors. Some of these shares were transferred to third parties who are not signatories to the Agreement to Rescind and who may not return the Company's shares. If all of the Company's shares are not returned, up to 400,000 shares of the Company's common stock will be owned by persons who did not pay any consideration for such shares. Unfavorable tax consequences may result should the rescission not be fully completed.


NOTE K - YEAR 2000 ISSUE

The Year 2000 issue related to limitation in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issues on the Company and its business partners will not be fully determinable until the Year 2000 and thereafter. If Year 2000 modifications are not properly completed either by the Company or entities with which the Company conducts business, the Company's revenues and financial condition could be adversely impacted.

                                Millionaire.com

                September 30, 1999, December 31, 1998 and 1997



NOTE L - SEGMENT INFORMATION

The Company has two reportable segments: magazine publishing and auction sales.

The accounting policies used to develop segment information correspond to those described in the summary of accounting policies. In addition, the Company does not allocate certain corporate expenses to its segments. Segment profit or loss is based on profit or loss from operations before income taxes. There were no sales or transfers between segments. The reportable segments are distinct business units operating in different industries. They are separately managed, with separate marketing and distribution systems.

Reportable Segment Information
------------------------------

                                           Magazine     Auction
       1998                                Publishing    Sales       Totals
       ----                                -----------  ---------  -----------

Revenues from external customers           $  445,053   $  1,422   $  446,475
Interest expense                               30,957          -       30,957
Depreciation and amortization                  42,209          -       42,209
Segment profit (loss)                        (646,422)   (60,631)    (707,053)
Segment assets, net                         1,852,437      3,891    1,856,328

                                           Magazine     Auction
       1997                                Publishing    Sales       Totals
       ----                                ----------   --------   ----------
Segment assets, net                        $   51,741   $      -   $   51,741


Reconciliation to Consolidated Amounts
--------------------------------------

        Revenues                                                      1998
        --------                                                    ---------

  Total external revenues for reportable segments                   $ 446,475
                                                                     --------

     Total consolidated revenues                                    $ 446,475
                                                                     ========

       Loss
       ----

  Total loss for reportable segments                                $(707,053)
  Unallocated amounts
   Corporate expense                                                  (89,998)
                                                                     --------

     Consolidated loss before income taxes                          $(797,051)
                                                                     ========

                                Millionaire.com

                September 30, 1999, December 31, 1998 and 1997



NOTE L - SEGMENT INFORMATION - Continued

            Assets
            ------

                                                     1998          1997
                                                   ---------    ---------

  Total assets for reportable segments            $1,856,328    $  51,741
  Other unallocated assets                         3,226,634            -
                                                   ---------    ---------

     Total consolidated assets                    $5,082,962    $  51,741
                                                   =========    =========
       Geographic Information
       ----------------------

Operations and sales are currently concentrated in the southeast United States.


NOTE M - EMPLOYEE STOCK OPTION PLAN

The Board of Directors has adopted and the stockholders of the Company have approved a Stock Option Plan ( the Plan). The Plan is accounted for under APB Opinion 25 and related interpretations. The Plan provides for the issuance up to an aggregate of 1,500,000 shares of Common Stock. As of December 31, 1998, the Company has reserved 1,500,000 shares of common stock for issuance under the Plan. The option exercise for shares will be the average market price on the day the option is granted. However, the exercise price for a ten percent or greater owner of the combined voting power of all classes of stock shall not be less than 110% of the average market price on the day the option is granted.

Options currently outstanding, all granted on December 15, 1998, vest 20% on the first anniversary of the grant date and 20% shall vest every year thereafter contingent upon continued employment and expire five years from the grant date. The options are exercisable at not less than the market value of the Company's stock on the date of the grant. No compensation cost has been recognized for options issued under the plan. The Company uses the intrinsic value method in accounting for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value of the stock option at the grant date, the Company's net loss and net loss per share would have resulted in the pro forma amounts indicated below:


                                                        December 31, 1998
                                                        -----------------

     Net loss                        As reported               $(797,051)
                                     Pro forma                  (797,051)

     Net loss per common share       As reported               $   (0.22)
     basic                           Pro forma                     (0.22)

                                Millionaire.com

                September 30, 1999, December 31, 1998 and 1997



NOTE M - EMPLOYEE STOCK OPTION PLAN - Continued

The fair value of each option grant is estimated on the date of grant using the fair value method with the following weighted-average assumptions used for grants in 1999, expected dividend yield of zero percent; expected risk-free interest rate of 6 percent; expected volatility of 300%; and expected life of
5.0 years.

A summary of the status of the Company's fixed stock option plan as of December 31, 1998 and changes during the year ended is presented below:

                                                              1998
                                                    -------------------------
                                                                     Weighted
                                                                     Average
                                                    Shares           Exercise
                                                     (000)            Price
                                                    -------          --------

  Outstanding at beginning of year                        -          $      -
  Granted                                           970,000              1.00
  Exercised                                               -                 -
  Expired                                                 -                 -
  Forfeited                                               -                 -
                                                    -------           -------

  Outstanding at end of year                        970,000          $   1.00
                                                    =======           =======

  Options exercisable at year                                         970,000

  Weighted-average fair value of options
   granted during the year                                           $   1.00
                                                                      =======

 The following table summarized information concerning options outstanding at December 31, 1998:


                                           Weighted-average
                                              remaining
        Range of             Number        contractual life    Weighted-average
     exercise prices       outstanding          (years)         exercise price
     ---------------       -----------     ----------------    ----------------

         $1.00               970,000              5.0                 $1.00

                                    PART III

Item 1.  Index to Exhibits.

Exhibit No.     Description of Exhibit
------------    ----------------------
(3)(i)          Articles of Incorporation filed in New York on November 24, 1998.
(3)(ii)         By-Laws
(4)             (a)  Stock Option Plan
(10)            a.  Lease by and between Millionaire.com and Carolina Office Park, LLC, dated
                November 19, 1999 for the premises located at #7 Plantation Park Drive,
                Plantation Business Park, Bluffton, South Carolina, 29910

                b.  Lease by and between D1D2, LLC and U.S.Auctions, Inc., dated July 24, 1998, for the premises located at 18 Plantation Park Drive, Bluffton, South Carolina
                29910.

                c.  Frank Osborne Employment Agreement, dated February 28, 1999.

                d.  David Strong Employment Agreement, dated February 28, 1999.

                e.  Robin White Employment Agreement, dated December 23, 1998.

                f.  Robert White Employment Agreement, dated December 23, 1998.

                g.  First Amendment to the Robert White Employment Agreement, dated February
                12, 1999.

                h.  Second Amendment to Robert White Employment Agreement, dated August 27,
                1999.

                i.  Form of Indemnity Agreement.

                j.  Stock Option Agreement with Robert L. White, dated December 15, 1998.


(21)            Subsidiaries of the Registrant
(23)            Consent of Grant Thornton LLP
(27)            Financial Data Schedule (9-mos)
(27.1)          Financial Data Schedule (Year)


                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  _______________, 1999

                              MILLIONAIRE.COM

                              By:                   /s/
                                 ----------------------------------------
                                 Robert L. White
                                 Chief Executive Officer

                              By:                   /s/
                                 ----------------------------------------
                                 Richard Seibert
                                 Chief Financial Officer